Exhibit 99.3

ASML Holding N.V.

Sustainability Report 2011

Contents

4	Message from the CEO

5	About ASML

7	Sustainability strategy and management

15	Sustainable operations

29	Sustainable products

35	Sustainable value chain

40	Sustainable culture

53	Other culture indicators

57	Assurance statement

58	Reporting principles

59	GRI table

66	ASML contact information

In this report, ‘ASML’ is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries in general. It is also used where no useful purpose is served by identifying the particular company or companies.

© 2012, ASML Holding N.V. All Rights Reserved.

ASML Sustainability Report 2011

Message from the CEO

Dear Stakeholder,

In 2011, we not only grew our business, bringing our revenues to a record high, we also enhanced our position as a sustainable company.

We generated net sales of 5,651 million euros and income from operations of 1,641 million euros. Net income in 2011 amounted to 1,467 million euros or 26% of sales, representing a basic net income per ordinary share of 3.45 euros1.

As we continued implementing our sustainability strategy for 2010-2015, we met most – and in some cases even exceeded – important targets set for the year in all four of our sustainability domains: sustainable operations, sustainable products, sustainable value chain and sustainable culture.

•

We reduced our total CO2 footprint to 63.8 ktons, down from 88.7 ktons in 2010 and way above our target of 76.9 ktons. We exceeded our target to recycle 65% of non-hazardous waste in Veldhoven, reaching 70%. We beat our target to recycle 80% of hazardous materials. Total water usage dropped by 6.5%, even as we increased production and sales. We removed the yearly target on the number of lost time accidents as ultimately our goal is to have zero lost time accidents. In the sustainable operations domain we also made new strides towards working with ‘Green IT’ by, among other things, opening a new data center that meets the highest energy efficiency standards.

•

In the sustainable products domain, we worked to improve the energy efficiency of our machines and delivered the next generation of extreme ultraviolet (EUV) machines. By increasing productivity, shrink and yield this will enable our customers to produce smaller and more energy-efficient chips. To make sure we continue to be a leader in innovation, including in the area of enhancing the energy efficiency of chips, we spent 590 million euros on research and development during the year.

•

To reinforce our sustainable value chain, we aligned our sustainability criteria with those of the Electronic Industry Citizenship Coalition. We asked our key suppliers to meet the same EICC criteria, thus helping to create a value chain in our industry that meets ambitious sustainability requirements. Our efforts in the ‘Value chain’ domain also included stepping up our refurbishment program, extending the lifetime of many ASML machines. We opened a new refurbishment center in Taiwan.

•

More than 150 ASML volunteers participated in our educational programs at secondary schools in our local communities in the Netherlands and the USA, as part of our efforts to inspire young people to study technology. The ASML Foundation, our charity of choice, once again supported educational programs across the world. the sustainable culture’ domain also included organizing Dutch national Girls’ Day, an event aimed at familiarizing girls with technical professions. In this way, we took up our responsibility to promote diversity in both our company and the industry. In addition, we revised our flexible working model for employees in the Netherlands, allowing for a better work-life balance for our staff and ensuring we retain our talented people.

In this report, you can read about many more activities aimed at enhancing sustainability at ASML. Where we met challenges in reaching our objectives, we address those as well.

Sustainability has been and will continue to be an area of attention for ASML. Our technology and market leadership is the result of customer focus and operational excellence to build the most advanced lithography chip-making machines that drive the trend towards more energy-efficient and more powerful electronics. We see it as our mission to develop machines that manufacture more efficiently integrated circuits, which themselves will enable more energy-efficient electronic products. Our sustainability strategy goes hand in hand with our business strategy.

In 2012 and beyond we will continue to implement our 2010-2015 sustainability plan. I am confident that we will achieve our sustainability targets and that we will continue to make progress towards reaching our objective of further strengthening our position as a leading and sustainable company.

Eric Meurice

President and Chief Executive Officer,

Chairman of the Board of Management

ASML Holding N.V.

Veldhoven, March 2012

1)	Numbers are derived from the US GAAP Consolidated Financial Statements (Annual Report on Form 20-F).

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About ASML

ASML is the world’s leading manufacturer of chip-making machines. We design, develop, integrate, market and service advanced, complex machines that are critical to the production of computer chips. Our customers are major global semiconductor manufacturers. The chips they produce using ASML systems power a wide array of electronic, communication and information technology products.

Our technology is known as optical lithography. ASML’s machines print tiny patterns onto silicon wafers to make integrated circuits. We continuously invest in research and development to further develop our lithography technology. Doing this, we enable our customers to produce integrated circuits that are increasingly smaller, faster and cheaper, so creating more powerful electronic systems for consumers.

ASML systems, called steppers and scanners, are used by all types of chip manufacturers, while three categories of chip makers are at the forefront of applying the latest lithographic innovations and thus do the bulk of scanner investments. These are NAND-Flash memory chip makers, DRAM memory chip makers, and Logic processor chip makers. We also provide lithography products for specialized applications such as photonics and disk drive heads. In addition, we provide specialized markets such as compound semiconductors and analog IC devices with low cost manufacturing solutions.

Our product families are based on modular, upgradeable designs. ASML’s PAS 5500 product family comprises advanced wafer steppers and ‘Step & Scan’ systems suitable for processing wafers up to 200 mm in diameter and achieving resolutions down to 90 nanometer. Our TWINSCAN systems process wafers of up to 300 mm in diameter. These are used for manufacturing chips that require design resolutions down to 38 nanometer. We are the leader in the innovation of immersion technologies, using water applied between the wafer and the lens.

Our next generation litho machines are equipped with completely new extreme ultraviolet (EUV) light source technology and new optical technology that uses reflective mirrors rather than the traditional refractive optics. The EUV platform is targeted for production of integrated circuits of 16 nanometers and beyond.

Furthermore, we continuously develop and sell a range of product options and enhancements designed to increase the productivity of our systems. ASML technology is supported by process solutions, enabling customers to gain and sustain a competitive edge in the marketplace.

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Our corporate headquarters are in Veldhoven, the Netherlands. We have manufacturing sites and R&D facilities in Wilton, Connecticut in the USA, in Linkou, Taiwan and in Veldhoven, the Netherlands. Technology development centers and training facilities are located in Japan, Korea, the Netherlands, Taiwan and the United States. With over 60 sales and service organizations in 16 countries we provide optimal service to our customers. Founded in the Netherlands in 1984, the company is publicly traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

General indicators ASML [1]	2008	2009	2010	2011
Net sales in millions EUR	2,954	1,596	4,508	5,651
R&D investments in millions EUR	516	467	523	590
Number of payroll employees in FTEs	6,930	6,548	7,184	7,955
Number of temporary employees in FTEs	1,329	1,137	2,061	1,935

1	Numbers are derived from the US GAAP Consolidated Financial Statements (Annual Report on Form 20-F)

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Sustainability strategy and management

Our role in the semiconductor industry

The semiconductor industry - a $302-billion global sector2 – is a key segment of the electronics supply chain. Its chemicals, water and energy use represent an important direct environmental impact.

Semiconductors - or computer chips, as they are commonly known - are made of silicon, one of the most common elements in the world. The industry’s reliance on highly skilled labor gives it a strong incentive to offer good employment conditions.

ASML has a unique position in the semiconductor industry: we manufacture chip-making machines, not chips. In the semiconductor industry, most chemicals, water and energy use is related to the mass production of chips by our customers. Chemicals and water are mainly used during the manufacturing and testing stages. Our water and energy consumption is significantly lower than that of the mass chip producers.

Sustainability Leader 2012

Based on our performance in the area of sustainability we have been recognized as a Sustainability Leader in the SAM Sustainability Yearbook 2012.

Nevertheless, the technical performance of our machines will determine the use of resources by our customers and this topic is therefore addressed in our product roadmap.

Furthermore, our sector enables the continual introduction of new electronics products that perform better than previous generations and use less energy per electronic function. Also, by producing more powerful chips, our industry creates the conditions for the introduction of increasingly sophisticated equipment in health care, such as new-generation MRI scanners, and the development of the ‘smart grid’, a sophisticated IT-driven electricity distribution model helping households and companies to use electricity more efficiently. In this way, our industry helps improve the quality of life of people around the world.

The Global 100: World Leaders in Clean Capitalism

Based on our 2010 performance, we were recognized as one of the world leaders, holding the fifth place in this ranking.

2)	Source: Gartner 2011

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Enabling innovation

We are a leading manufacturer of chip-making machines. From an early stage, we contributed to realizing Moore’s Law. Named after the co-founder of Intel, Moore’s Law describes a trend where the number of transistors per chip doubles roughly every two years as features on the chips become smaller. Since its discovery in the 1960s, Moore’s Law - which is more an empirical assessment than a genuine scientific law - has held true.

ASML has played a pivotal role in this trend towards more energy-efficient and more powerful electronics. We invent techniques to design machines that can produce smaller and smaller electronic circuits that use ever less energy and require a relatively lower amount of natural resources. We sometimes describe this quest to do more with less with the saying ‘less is Moore’.

2011 Top 100 Global Innovators

The Thomson Reuters 2011 Top 100 Global Innovators list acknowledges ASML as one of the Top100 global innovators in all industries in innovation and economic growth.

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Investing heavily in research and development, we are now one of very few companies in the world capable of developing the next generation of chip-making machines that will allow Moore’s Law to continue. We strongly believe that our unique and leading position in the market carries with it responsibilities.

Ultimately our contribution to the world, for both economic and social development, is creating and sharing knowledge in the fundamental scientific domains as well as in various technological areas. Our activities related to social responsibilities and community involvement are to be seen in this light. Also seen the section ‘The ASML Foundation’ in the chapter ‘Sustainable culture’.

Taiwan Innovation Award

ASML Taiwan received the R&D Innovative Partner Award from Taiwan’s Ministry of Economic Affairs in the category ‘Best Development Partner’. This award is part of the IPO Awards, which are presented each year by the Ministry of Economic Affairs to international companies that have made an outstanding contribution toward the development and transformation of Taiwan’s IT sector.

Our sustainability strategy

We see it as our mission to continue to make machines that make chips more energy-efficient and to do so in a responsible way. This mission has been the starting point of the sustainability strategy that we redesigned in 2009 and of the ambitious sustainability targets we set for 2010-2015.

Our customers want chip-making machines that produce more chips faster, using less energy and fewer natural resources, at a similar cost. They also want us, as their supplier, to operate according to the highest environmental, social and governance standards. Our sustainability strategy thus goes hand in hand with our business strategy, aimed at maintaining and further developing our position as a technology leader in the semiconductor industry.

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ASML’s sustainability strategy focuses on four domains: sustainable operations, sustainable products, sustainable value chain and sustainable culture.

Focusing on sustainable operations means we seek to reduce the environmental impact of both our manufacturing process and our research and development activities.

Providing sustainable products means we continuously strive to make our chip-making machines more efficient, enabling our customers to reduce their energy and natural resources consumption per chip produced.

Focusing on a sustainable value chain signifies our ambition to stimulate our suppliers to meet increasingly high sustainability standards and to enable our customers to positively influence their impact on environment and society.

Focusing on a sustainable culture means we seek to provide a working environment that inspires our highly-skilled workforce and respects their cultural and individual differences. It also means we seek to make a positive contribution to the well-being of the communities in which we operate.

FTSE4Good Index

ASML’s efforts in the area of sustainability were again recognized by inclusion in the FTSE4Good index. ASML has been a constituent to this index since 2003. The FTSE4Good is a series of ethical stock market indices that objectively measure the performance of listed companies that meet globally-recognized corporate responsibility standards.

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ASML’s Sustainability Board adopted sustainability targets for the period 2010-2015. These targets have formed the basis for our main sustainability improvement activities in 2011.

Target Indicator	2008	2009	2010	2011	Target 2012	Target 2015
Sustainable Operations
CO2-emissions (x10[6] kg)[1]	78.4	82.5	88.7	63.8	57.1	44.3
Non-hazardous waste Veldhoven (%)[2]	62	52	55	70	75	90
Hazardous waste Veldhoven (%)[3]	73	79	77	83	80	80
Lost time accident rate[4]	0.29	0.33	0.14	0.28	-15%	-15%

Sustainable Products[5]
Machine energy efficiency - NXT (kWh/wafer)[6]	n/a	n/a	0.63	0.63	0.50	n/a

Sustainable Value Chain[7]
EICC compliant suppliers[8]	n/a	39	45	194	80%	80%

1	Halve scope 1 & 2 CO2 emissions by 2015 compared to 2010 (x 10[6]KG)
2	Veldhoven non-hazardous waste recycling percentages. Will continue improving recycling with 5% annually until final target is reached.
3	Veldhoven hazardous waste recycling precentages. Will stay at the same level.
4	Because we maintain our ultimate goal to have zero lost time accidents, we do not set yearly targets on the number of lost time accidents, but set a year-to-year improvement goal of 15%.
5	In 2011, the key performance indicator referring to the customer energy use (nWh/bit) will no longer be reported.
6	As NXT was shipped from 2010 figures for 2008 & 2009 are not available. Figures are theoretical due to complexity of the machine and the process involved.
7	Target definition change in alignment with EICC guideline on target-setting: all suppliers that represent 80% of ASML spend in the year previous to the reporting period.
8	Number of suppliers that acknowledged the EICC code of conduct.

Top sustainability performer - Triodos Bank Semiconductor Equipment Sector Study 2011

ASML was ranked first among 10 other companies in the semiconductor equipment sector in a comparative sustainability performance study done by Triodos Bank. The companies were compared on a substantial set of environmental, social and governance (ESG) issues, focusing on management approach, policies, performance, and controversies. Triodos Bank is an independent Dutch bank, with offices in the United Kingdom, Belgium, Germany and Spain, which enables money to work for positive social, environmental and cultural change.

How we manage our sustainability strategy

ASML Holding N.V. is incorporated under Dutch law and has a two-tier board structure. Executive responsibility for the management of ASML lies with the Board of Management. The Supervisory Board – composed of independent, non-executive members – supervises and advises the Board of Management in performing its management tasks. While retaining overall responsibility, the Supervisory Board assigns certain tasks to its four committees: the Audit Committee, the Remuneration Committee, the Selection and Nomination Committee, and the Technology and Strategy Committee. Members of these committees are appointed from among the Supervisory Board members.

The Remuneration Committee reviews and proposes to the Supervisory Board corporate objectives and targets relevant to the compensation of the Board of Management. For 2011, the Remuneration Committee set qualitative sustainability targets for the Board of Management for the first time, in line with the focus, action plan and targets described in the Sustainability Report.

The Supervisory Board has prepared a profile on its size and composition: it is subject to explicit composition requirements in terms of economic and social knowledge and experience, but not environmental knowledge and experience. The Supervisory Board addresses sustainability at least once a year.

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The Board of Management currently consists of five members. It is chaired by the CEO while the COO chairs the Sustainability Board, and is responsible for formulating and mandating worldwide sustainability policies, and deploying a global sustainability management system.

	Supervisory Board	Board of Management	Excom	Senior Management	Middle Management	Other[1] Employees
Gender
Female	2		1	12	38	919
Male	6	5	15	141	464	6,515
Age group
< 30					1	963
30-50			4	99	385	5,361
>50	8	5	12	54	116	1,110

1	Board of Management: Employees in job grade 99

Excom: Predefined list of employees excluding Board of Management

Senior Management: Employees with job grade 92 or higher, excluding Board of Management & Excom, with direct reports Middle management: Employees with job grade 89 - 91 with direct reports

Employees with job grade 89 - 91 with direct reports

Other employees: All payroll employees (in heads) excluding Board of Management & Excom, without direct reports

In 2011, we reviewed and updated our sustainability policy. Next to that, we decided to expand the sustainability governance structure by nominating a ‘domain owner’ for each of the four strategic focus areas. Domain owners are responsible for coordinating the implementation of the sustainability goals in their respective domains. As planned, the Corporate Sustainability department, which coordinates the implementation of the overall sustainability strategy and policies on a day-to-day basis, was also expanded. In November 2011, a Sustainability Portfolio Manager was appointed who will be responsible for overall monitoring of the implementation of the sustainability projects within ASML.

Sustainability policy

ASML’s business strategy is based on maintaining and further developing its position as a technology leader in semiconductor lithography. ASML executes its strategy through customer focus, strategic investment in R&D and operational excellence while supporting its sustainability responsibilities and assuring compliance to applicable laws and regulations.

To effectively manage the execution of this responsibility, the sustainability strategy rests on four domains

•

Sustainable Operations: Our objective is to guarantee safe and healthy working conditions to our employees, In addition, we continuously improve the environmental performance of our operations by developing new initiatives to reduce our energy intensity and increasing the use of clean energy, controlling and increasing the part of waste materials recycled, both to prevent and reduce harmful emissions to the environment.

•

Sustainable Products: Our objective is to continue the historical trends of improving transistor power consumption through ‘shrink’ as well as energy efficiency of our scanners. We also aim at reducing the use of hazardous & polluting materials, and to continue the safety performance track record of our scanners in use at customers.

•

Sustainable Value Chain: Our objective is to continuously improve the performance and sustainability of our supply chain, by monitoring adherence to agreed sustainability performance of with our suppliers and by cooperating with our customers to positively influence their impact on environment and society.

•

Sustainable Culture: Our objective is to continuously improve on providing employment that inspires our highly skilled work force and respects their cultural and individual differences. In addition, we care for the local and global communities in which we operate.

In the Sustainability Report 2010, ASML has formulated targets that are key in improving ASML’s sustainability performance as well as main indicators that are closely monitored by our Sustainability Board. These targets are driving our achievements and roadmaps. By executing this pragmatic strategy, ASML is confident it will reach both its business and sustainability objectives.

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The Sustainability Board met four times in 2011. The meetings focused on reviewing the progress of ASML’s non-financial performance with regard to our sustainability targets, key performance indicators (KPIs) and projects.

It is the mission of ASML’s Sustainability Board to monitor the realization of the sustainability targets and KPIs, and to review and approve related policy changes and improvement activities.

The Sustainability Board also determined the scope of this Sustainability Report, provided input, and presented it to the Management Board with a positive recommendation.

Key Performance Indicator	2008	2009	2010	2011
Operation
Fuels purchased (TJ)	316	317	382	359
Electricity purchased (TJ)	459	498	537	552
Water use (x1000 m3)	681	692	686	641
Total waste materials disposed (x 1,000 kg)	1,103	796	1,216	2,186
Number of accidents with injury	60	53	57	105
...of which lost time accidents	17	20	10	27
Lost time accident rate[1]	0.29	0.33	0.14	0.28

Product
Number of systems sold	151	70	197	222
Product safety accidents[2]	1	2	1	1

Culture
Employee attrition (%)[3]	6.4	8.5	5.6	4.2
Absenteeism Europe (%)[4]	3	2.9	3.1	2.9
Absenteeism USA (%)[5]	2.7	2.7	2.3	2.3
Absenteeism Asia (%)[5,6]	0.7	0.5	0.5	0.7
Workforce by gender (men / women in %)[5]	89/11	89/11	90/10	89 / 11
Non product-related training hours per payroll FTE	27	7	11	19
Total donations to community and charitable organizations (x1000 EUR)	807	645	669	977

1	LTA rate is the number of accidents (per 100 FTEs) resulting in the victim not being able to return to work on the next originally scheduled working day.
2	This indicator refers to the number of product related accidents that resulted in lost work days (product-related lost time accidents) and it is also included in the overall lost time accidents rate indicator.
3	Employee attrition percentage is the percentage of payroll employees that left ASML during the current reporting period. The term ‘employee attrition’ (used in the internal ASML reporting systems) has the same definition and replaces the term ‘employee turnover’ used in the sustainability reports of ASML from previous years.
4	Figures are for ASML Netherlands only (which represents over 95% of our European workforce) and are based on number of payroll employees in FTEs.
5	Figures are based on number of payroll employees in FTEs.
6	In some countries, such as Japan, sick leave is deducted from the annual leave quota and therefore illness-related absenteeism is recorded as 0%.

Stakeholder engagement

Our sustainability strategy is based on input from our main stakeholders. We communicate regularly with eight major stakeholder groups using various methods. Within ASML, stakeholder communication is organized in a functional way per group. The sustainability specifics per stakeholder group are addressed in more detail in the respective chapters of this report, according to their sustainability domain:

Stakeholder group	Chapter	Main topic
Customers	Sustainable value chain and Sustainable products	Product requirements (roadmap), service quality, product safety
Suppliers	Sustainable value chain	Electronics Industry Citizenship Coalition (EICC) code of conduct
Shareholders	Sustainability strategy and management, Annual Report on Form-20F and the Statutory Annual Report	Sustainability targets, financial results
Employees	Sustainable culture	Ethics, career development, training
Industry peers	Sustainable product	Product safety and compliance standards
Governments	Sustainable operations	Environmental and safety permits
Universities	Sustainable product and Sustainable culture	Partnerships, scholarships, internships
Local Communities & other	Sustainable culture	Sponsoring, donations, education

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Transparantiebenchmark (Transparency benchmark)

Every year we voluntarily complete the self assessment on transparency in the area of sustainability as requested by the Dutch Ministry of Economic Affairs. For the second year in a row, we were attained the fifth place in the Technology sector.

Sustainability trends

Supply chain responsibility – and especially the topic of ‘conflict minerals’ – has become increasingly important in the last few years. The term ‘conflict minerals’ refers to the mining and trading of certain minerals in conflict areas in the eastern provinces of the Democratic Republic of the Congo (DRC) and neighboring countries. As these minerals are also used in the making of semiconductor equipment, ASML is closely monitoring developments around this issue.

Another emerging trend we are closely following concerns reporting. The topic of integrated reporting is currently on the agenda of the organization that sets the International Financial Reporting Standards (IFRS). The credit crunch made clear that it is also important to have a view of companies’ non-financial performance. The IFRS organization is working with relevant stakeholders on guidelines to integrate the reporting of companies’ financial and non-financial performance by 2015.

Risk management

Our internal risk management and control system is based on identifying external and internal risk factors that could influence our operational and financial objectives. It contains a system of monitoring, reporting and operational reviews. All material risk management activities are discussed with the Audit Committee and Supervisory Board. Major risk factors – including those specific to the semiconductor industry, ASML or its shares – are disclosed in our annual reports. These risks include, but are not limited to: economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; manufacturing efficiencies; new product development; customer acceptance of new products; and reliance on a limited number of key component suppliers.

The ASML Board of Management and senior management conduct an annual review of key strategic risks and define mitigating actions. This risk review is based on the ‘ASML Risk Universe’ – a framework of formal risk definitions, including sustainability issues such as environmental risks and health and safety. The results of review and progress updates are reported to the Audit Committee.

As a result of the 2011 risk review, we identified no major or moderate sustainability risks – such as climate change risks or significant negative economical, social or environmental impacts of ASML’s operations on local communities – that would require changes to ASML’s sustainability strategy and targets. In addition, we continue to ensure that we meet our long-term commitment to customers with our Corporate Business Continuity Manual as a basis.

Business continuity is explicitly addressed in our supply chain risk management process. For ASML’s manufacturing sites, a detailed analysis was executed in 2011 to re-assess ASML’s business interruption exposures. This analysis included an evaluation of the contingency and recovery measures in place to restore business processes to a normal level of operation after a disaster and/or unexpected event. In 2012, ASML will continue to formalize the business continuity management processes.

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Sustainable operations

A responsible way of working

Creating a safe environment for our employees is the most important goal of our sustainable operations strategy. In addition, we strive to reduce the CO2 gas emitted, the energy used, and the waste generated. Our motivation is to protect the environment, meet our customers’ sustainability requirements, and reduce our costs.

Target Indicator	2008	2009	2010	2011	Target 2012	Target 2015
Sustainable Operations
CO2 emissions (x10[6] kg)[1]	78.4	82.5	88.7	63.8	57.1	44.3
Non-hazardous waste Veldhoven (%)[2]	62	52	55	70	75	90
Hazardous waste Veldhoven (%)[3]	73	79	77	83	80	80
Lost time accident rate[4]	0.29	0.33	0.14	0.28	-15%	-15%

1	Halve of scope 1 & 2 CO2 emissions by 2015 compared to 2010 (x 10[6]kg).
2	Veldhoven non-hazardous waste recycling percentages. Will continue improving recycling by 5% annually until final target is reached.
3	Veldhoven hazardous waste recycling percentages. Will stay at the same level.
4	Because we maintain our ultimate goal to have zero lost time accidents, we do not set yearly targets on the number of lost time accidents, but set a year-to-year improvement goal of 15%

As part of our mission to contribute to a sustainable world, we invest time and resources in making sure our operations meet our environmental and social standards. We take steps to reduce our energy use and CO2 emissions, recover and recycle company waste, limit water use, create a safe working environment for our employees and protect the environment with the help of an ISO 14001 certified management system. We believe this is a responsible way of working.

Guiding our activities to make our operations sustainable are our 2011-2015 Master Plans. We made Master Plans for energy and CO2 reductions, as well as for water and waste management and for our ISO 14001 certification. We also have Master Plans for safety at our manufacturing sites and offices around the world. Together these plans contribute to our sustainable operations strategy.

Best Factory Awards 2011

ASML won the Dutch Best Factory Award 2011. This award is part of the European Industrial Excellence Award competition, organized by an international network of business schools and universities (including INSEAD, Otto Beisheim School of Management, Eindhoven University of Technology and Rotterdam School of Management).

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How we manage our operations’ sustainability strategy

We appointed an operations domain owner in 2011, who is responsible for our strategy and reports to the Sustainability Board each quarter. He supervises programs regarding energy, CO2, water, waste, ISO 14001 certification, safety and IT. In scope for 2011 are our manufacturing locations at Veldhoven, Linkou and Wilton for energy, CO2, water and waste. Until the end of 2010, locations Tempe and Richmond were also part of our figures, but Tempe is no longer a manufacturing location and Richmond has been sold. For ISO 14001 and safety all ASML worldwide locations are in scope. In 2011, we initiated quarterly meetings to align sustainable operations between Veldhoven, Linkou and Wilton.

We decided to centralize our environment, health, safety and security strategy in 2011 and created the position of worldwide Environmental, Health, Safety and Security (EHSS) Manager. This worldwide manager will take up the role in Q1 2012.

We also strengthened our reporting process with respect to the above programs. We have fully integrated environmental management into our business planning and decision making by setting internal targets, which we monitor all the time. These targets drive our activities in the sustainability operations programs, as well as on noise level management, soil risk management, transportation management and training and communication on environmental matters.

Key Performance Indicator	2008	2009	2010	2011
Operations
Fuels purchased (TJ)	316	317	382	359
Electricity purchased (TJ)	459	498	537	552
Water use (x1,000 m3)	681	692	686	641
Total waste materials disposed (x 1,000 kg)	1,103	796	1,216	2,186
Number of accidents with injury	60	53	57	105
...of which lost time accidents	17	20	10	27
Lost time accident (LTA) rate[1]	0.29	0.33	0.14	0.28

1	LTA rate is the number of accidents (per 100 FTEs) resulting in the victim not being able to return to work on the next originally scheduled working day.

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Safety

Safe and healthy working conditions

ASML considers it a moral obligation to do everything in our power to provide safe and healthy working conditions for our employees, customers and suppliers. Because we maintain our ultimate goal to have zero lost time accidents3, we do not set yearly targets on the number of lost time accidents, but set a year-to-year improvement goal of 15%. We deploy it through Safety Master Plans.

The biggest safety risk is injury while working with ASML heavy lithography equipment. In small cabins ASML develops and assembles its heavy lithography equipment (e.g. our NXE machine weights 27 tons and has a length of 4.6 meters and height of 3.2 meters). The fast pace of innovation, the complexity of our equipment and the small series make it hard to adopt standard safety procedures in our manufacturing process. So our safety approach focuses on increasing awareness and alertness of each individual working for or on behalf of ASML.

Health and safety committees supervise health and safety initiatives at our manufacturing and development sites in Veldhoven, Linkou and Wilton. Committee meetings take place each month.

In 2011 we took the following important steps:

•	appointed a worldwide Environmental, Health, Safety and Security (EHSS) Manager who will start on March 1, 2012;

•	assigned area managers and prevention coordinators in Veldhoven, who are responsible for incident management in specific areas of our manufacturing and development facilities;

•	increased the number of safety experts based at Veldhoven and who operate worldwide;

•

introduced a new company-wide online incident reporting tool. All employees have direct access to this system. Incidents involving injury or large material damage are reported to the Chief Operations Officer within 24 hours and should have initial root cause analysis completed within two weeks;

•	introduced an incident management system. The implementation worldwide will be completed in 2012;

•

organized a quarterly safety workshop at ASML Board level. Area managers and specialists from our Manufacturing & Logistics department evaluate the status of the lost time accidents and define actions for the next quarter. The workshops stimulate risk awareness and provide an opportunity to resolve and prevent accidents.

In 2011, the actual lost time accident rate was 0.28, which deviated from our roadmap.

In 2012, we will involve line management far more, increase the number of safety experts, prevention coordinators and area managers, increase safety awareness through systematic training and communication and continue to audit our sites on safety aspects.

3)	Lost time accidents (LTA) are the number of accidents resulting in the victim not being able to return to work on the next originally scheduled working day. The LTA rate is defined as the number of LTAs per 100 FTEs. All accidents concerning our employees, either at our facilities or at customer and supplier facilities, and traffic-related accidents are included.

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Safety Review Board increased scope

A Safety Review Board (SRB) was appointed in 2009 to deal with risks related to our new technique of using hydrogen to rinse wafers produced by our new-generation NXE chip-making machines. The board combined the disciplines of Facility Management, System Development, EHSS and Customer Support. The SRB developed a smooth and secure protocol for the use of this hazardous gas. Hydrogen can only be used if the board confirms that all safety requirements are met.

In 2011, we increased the scope of the SRB’s activities. It now covers all our manufacturing sites, not just Veldhoven, and also deals with the use of carbon monoxide and fluorine, two substances we sometimes use in the latest generation chip-making systems.

Environmental, health and safety training

It is ASML policy to train all employees on environmental, health and safety (EHS)-related aspects via our online academy tool. This general EHS training is required for all employees working on ASML premises. For cleanroom entry, additional specialized training is mandatory. The training was updated in 2011.

In 2011, 1,796 employees completed our general EHS course and 1,396 employees did the specialized EHS training. A part of the general EHS training is on how to respond in case of emergencies such as fire and evacuation.

In 2011, over 100 employees received emergency response training. For our emergency response teams we have designated training in first aid, evacuations and firefighting. These emergency response teams are designated to help employees during emergencies and are present at our manufacturing site in Veldhoven 24 hours per day/7 days per week. Several emergency drills were executed together with the fire brigade, especially the new liquid hydrogen installation.

In March and August 2011, internal auditors in Veldhoven received specialized EHS training to strengthen their internal auditing capabilities in this area. Only competent internal auditors perform audits on EHS management at all ASML locations, including the approximately 50 customer support and sales sites around the world.

Furthermore, specific work environments require dedicated training. ASML has 47 specific trainings that integrate EHS aspects, such as hoisting and lifting, magnetic safety, hazardous materials, hydrogen safety and lean manufacturing. Training figures and results are registered by the Human Resources & Organizations department.

Renewing our ISO 14001 certificate

Our ISO 14001 certificate was renewed for another three years in 2011 after an audit of our environmental management system by the external accredited auditor, BSI Global. Four minor administrative updates of our management system are required. An action plan was developed during the year to address these issues and will be implemented in 2012. We also carry out our own centrally-coordinated internal audits, and take action where necessary. Based on these internal audits, and on a recent management review, management of ASML declares that the company’s worldwide environmental management system complies with the basic requirements of ISO 14001: 2004.

Legal compliancy

The required environmental and safety permits for our buildings and operations at our locations have been granted by the appropriate authorities. An internal program is in place to check the validation of the permits and check compliance with their conditions in consultation with local authorities. In 2011, we remained compliant with legal requirements and were not fined for environmental, health, safety or security issues.

ASML Sustainability Report 2011	18

Towards a smaller energy and CO2 footprint

ASML seeks to halve its worldwide4 CO2 footprint by 2015 as compared to 2010 levels. This will be achieved firstly by reducing the energy footprint in our production sites at Veldhoven, Wilton and Linkou with 92 TJ by 2015 (this is 10% of ASML’s 2010 energy footprint), and secondly through the purchase of renewable energy certificates in Veldhoven. As a leader in technology and innovation, ASML technical installations were audited in 2010 by external experts. Additional energy benchmarking of our cleanrooms in Veldhoven, Wilton and Linkou shows our installations are state of the art and energy efficient. Our total CO2 footprint in 2011 reduced to 63.8 ktons (versus target of 76,9 ktons), down from 88.7 ktons5 in 2010.

We have developed an Energy and CO2 Master Plan in Veldhoven identifying 10% energy6 savings through structural investments. We consolidated the plans of Veldhoven, Wilton and Linkou and this will be updated on a yearly basis. The Energy and CO2 Master Plan capitalizes on energy-saving opportunities through:

•	maintenance modifications;

•	optimization of cleanroom setpoints;

•	installation of a new cogeneration plant in Wilton and improvement of the Veldhoven cogeneration plant;

•	optimization of heat integration within and across buildings;

•	cycle time reduction of our machine production process;

•	optimization of IT energy efficiency.

Sustainability Operations	2008	2009	2010	2011
CO2 emissions (x10[6] kg)	78.4	82.5	88.7	63.8

4)	Worldwide comprises three production sites and offices in Wilton, Linkou and Veldhoven.
5)

In 2010, ASML reported a total CO2 footprint of 85,4 ktons worldwide and a total energy consumption of 903 TJ. In striving to improve our internal insight and reporting, we noticed that the lower caloric value (LCV) of the gas used in one of our USA sites had been underestimated. The CO2 conversion factor for electricity required correction as well. Although the total consumption of gas or electricity is unchanged, the conversion factors impact the direct energy footprint, total energy footprint and CO2 footprint. Using the new correction factors led to a 2% increase of our energy footprint and 4% increase of our total CO2 footprint respectively. In 2010, ASML’s total energy footprint was thus 919 TJ (vs 903 TJ reported last year) and the CO2 emission 88.7 ktons (vs 85.4 ktons reported last year). This means our target for 2015 also increases proportionately to 44.3 ktons (vs 42.7 ktons reported last year) CO2 and 92 TJ savings (vs 90 TJ reported last year), respectively.

6)	ASML’s energy saving goal is defined as savings by measures compared to a baseline where no energy efficiency measures are taken. The energy usage in 2015 must be 92 TJ/y lower compared with a baseline containing no energy saving measures. An energy saving of 92 TJ/y is the equivalent of the energy use of about 5,400 Dutch households.

ASML Sustainability Report 2011	19

Measures we took in 2011 in Veldhoven, Wilton and Linkou included:

•

making our technical installations, such as cleanroom heating, cooling, ventilation and air conditioning, more energy efficient through improvements and replacement of equipment. We also made savings in the area of IT (see the section ‘Promoting green IT’ in this chapter). Together this led to a total estimated energy saving of 12 TJ/y worldwide and a reduction of 1.6 kton CO2;

•	installing a cogeneration plant in Wilton, operational from December 2011. This will help us to reduce emissions by 4.3 ktons in 2012, the equivalent of 23% of Wilton’s 2011 CO2 footprint;

•

reducing the energy demand of our new production building in Veldhoven by implementing heat recovery. This will lead to an estimated energy avoidance of 15 TJ/y and CO2 reduction of 0.9 kton once the building is fully operational;

•	reducing our production cycle time, meaning less energy use per produced lithography machine type, equivalent to an estimated energy saving of 10 TJ/y and a reduction of 1. 2 kton CO2;

•	creating awareness within manufacturing of integrating energy savings as part of our cycle time reduction program;

•	implementing automated electricity monitoring in Veldhoven;

•	purchasing renewable energy certificates to the equivalent of 216 TJ energy and 26.3 kton CO2 in Veldhoven.

Although ASML produced more machines in 2011 versus 2010, our total energy footprint decreased from 919 TJ in 2010 to 911 TJ in 2011. This is mainly attributed to:

•	the exclusion of two sites, Richmond and Tempe, from reporting in 2011. Our site in Richmond was sold in 2010 and Tempe is no longer a manufacturing location;

•	the energy efficiency measures reported above through structural investment, IT improvement and reduction of our production cycle time.

Sustainability Operations	2008	2009	2010	2011
Fuels purchased (direct energy) (TJ)	316	317	382	359
Electricity purchased (indirect energy) (TJ)	459	498	537	552
Total energy used (TJ)	775	815	919	911

ASML Sustainability Report 2011	20

The graph below shows the ratio between energy purchased and ASML’s output worldwide (in net sales). The peak in 2009 took place systematically in the semiconductor industry and is related to the last economic downturn and the way we operate our cleanrooms at a constant climate level, due to product requirements. Additionally, in the period 2008-2010, ASML opened four new production facilities in Veldhoven and in Linkou. Energy purchased per net sales decreased by 20% compared to 2010 from 0.2 x106 J/euros down to 0.16 x106 J/euros, bringing our energy consumption to a level comparable to that of 2007.

As shown in the next graph, our CO2 footprint decreased by 28% while our CO2 per net sales dropped by 43% from 20 kg CO2/1,000 euros in 2010 to 11 kg CO2/1,000 euros in 2011. This is a huge step forward in reducing environmental footprint with increased activities. In 2012, we seek to further reduce our total CO2 footprint to 57.1 kton. We will continue to implement the Master Plan for projects in coming years.

ASML Sustainability Report 2011	21

Recycling more of our waste

We strive to minimize waste and use materials with maximum efficiency throughout our operations. Our facilities in Veldhoven, Wilton and Linkou operate waste management Master Plans to prevent waste, expand internal materials re-use and promote recycling. In addition shipping materials are returned to the company for re-use (see the section ‘Closing the materials loop’ in the chapter ‘Value chain’).

Compared with most companies in our industry, we use relatively few materials, both non-hazardous and hazardous. Therefore, our overall waste disposal is only 2–3% of the amount of waste disposed by most companies in the semiconductor industry, the majority of which are chip makers.

In 2011, we exceeded our target of recycling 65% of non-hazardous waste at our site in Veldhoven, reaching a recycling level of 70.3% – a major step forward from 55% recycled non-hazardous waste in 2010. We also beat our Veldhoven target of recycling 80% of hazardous materials, achieving 83.1%.

The following steps were taken in 2011 to achieve our targets:

•	ASML hired a waste expert to look at new recycling opportunities in a systematic way;

•	Additional waste handlers assured proper segregation and handling of waste materials at ASML Veldhoven. This increased our recovery of plastics, metals and other packaging material;

•	Waste coffee grounds are collected at our Veldhoven site since the fourth quarter of 2011. We expect to collect about 50 tons each year, 100% of which will be recycled externally;

•

In April 2011, we started re-using sulfuric acid waste in our cooling towers. In our process labs at ASML Veldhoven we use new sulfuric acid to clean our developed wafers, used to test our machines. In 2011, in total 10% of all sulfuric acid waste was re-used. This allows us to limit the use of biocides, which are added to the cooling fluids to kill germs and keep the cooling systems sterile. We strive to maximize the amount of sulfuric acid re-used. The part of the sulfuric acid that cannot be re-used internally, is recycled externally;

•	Working with our waste handler, ASML Veldhoven has been able to recycle 100% of photoresist waste since August 2011. Previously, this waste was incinerated.

	2008	2009	2010	2011	Target 2012	Target 2015
Non-hazardous waste Veldhoven recycling (%)	62	52	55	70	75	90
Hazardous waste Veldhoven recycling (%)	73	79	77	83	80	80

ASML Sustainability Report 2011	22

In 2011, we generated 2,030 and 156 metric tons of non-hazardous and hazardous waste respectively. The overall amount of disposed waste grew by 80%. This is mainly due to alignment of definitions of waste reporting at Wilton. Starting in 2011, and based on conclusions from our sustainability assurance report, we applied the same reporting criteria at Wilton as at Veldhoven. Previously, recyclables such as wood, cardboard, paper, metals and electronics were not included in Wilton’s waste figures according to local definitions. Furthermore, increased manufacturing, sales and number of employees at ASML contributed to higher waste figures.

In 2011, we developed a new waste reporting system and a Waste Master Plan for all our manufacturing sites. This system will be operational by April 2012. Through monthly measuring and reporting on a larger number of waste categories across the Group, we strongly believe we can improve our waste handling.

We also decided to update our waste handling targets, to make sure they meet new European Union definitions and regulations. The EU distinguishes between prevention, recovery and final disposal of waste. We will adjust our Waste Master Plan, including updated ambitious targets for Veldhoven and new targets for Wilton and Linkou for 2015, in Q1 2012.

Reducing our use of water

ASML uses a relatively modest amount of water. Overall water consumption is only 1–3% of that used by most companies in the semiconductor industry, the majority of which are chip makers. Nevertheless, in line with our commitment to use natural resources responsibly and reduce costs, it is our goal to reduce water consumption and increase the percentage of water we can recycle at our sites. In 2011, we developed a Water Master Plan for Veldhoven, Wilton and Linkou for the period 2011-2015.

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Although ASML produced more machines in 2011 versus 2010, our total water use decreased by 6,5% from 686,000 m3 in 2010 to 641,200 m3 in 2011. This is mainly attributed to:

•	two sites, Richmond and Tempe, no longer being reported in 2011. Our site in Richmond was sold in 2010 and Tempe is no longer a manufacturing location;

•	water saving projects implemented in Linkou and Wilton in 2010 and 2011.

All the water we use is normal tap water, taken from local utility companies. We use water for three purposes:

•	domestic water (for drinking and in bathrooms, cafeteria kitchens etc);

•	cooling for all lithographic systems and humidification of our cleanrooms and offices;

•	for the qualification of our lithographic (immersion) systems.

As part of our efforts to reduce our water footprint, we introduced a new worldwide shared reporting protocol for water use in 2011. Our businesses in Veldhoven, Wilton and Linkou report data on three items:

•	water intake;

•	water used during production process in cleanrooms;

•	water discharge.

In line with the new water reporting protocol, as a part of the Water Master Plan, we will improve the measuring of our water intake and the three subsequent water streams (domestic, cooling and process water) in 2012. We will install additional water meters as needed at our buildings and installations across ASML sites in Europe, the USA and Asia. This will result in a clearer view of where and how we are using water. With this detailed information, we will be able to determine what measures will have the most impact in both reducing water usage and increasing recycling of process water.

ASML Sustainability Report 2011	24

We are also planning to introduce better measurement of water discharge, which is currently drained into the sewage system. Almost all water (73% of intake tap water) is discharged into the sewage system. The non-discharged water comprises evaporation of the cooling towers (18%) and steam (9%). Water used in our cleanrooms for the process can be re-used to a great extent. In our newer cleanrooms in Veldhoven, we already re-use the majority of our process water (Ultra Pure Water). In Linkou water usage was reduced in 2011 by installing an Ultra Pure Water reclaim system and by optimizing process water usage.

The water data is consolidated at corporate level and reported quarterly to the Sustainability Board.

External experts audited our Veldhoven site in 2011 to identify water-saving opportunities. In Wilton and Linkou, internal audits are being conducted and will be finalized in Q1 2012. All audit conclusions will be reviewed and appropriate actions will be taken in 2012. The quality of the waste water is monitored twice a year within the scope of the ISO 14001 certified environmental management system. In 2011, two minor excesses of the waste water permit requirements were identified in Veldhoven with respect to zinc. These excesses were caused by building activities on and around ASML premises. Zinc is historically present in the soil and groundwater in this area and is known to accumulate in dust. The relevant authorities were notified about the excesses. No further actions are required.

Furthermore, acidity measurements are continuously performed on process water. Only waste water with acidity between 6.5 and 10 is discharged into the municipal sewage system.

Total tap water used ASML Holding N.V. (x1,000 m3)	2008	2009	2010	2011
Total tap water used (x1,000 m3)	681	692	686	641

ASML Sustainability Report 2011	25

Dealing with other environmental issues

Dealing with other regulated environmental issues

ASML Netherlands B.V. has held a NOx emissions trading permit since 2009. In line with Dutch regulations, we have a NOx monitoring plan and send annual reports to the Dutch government on NOx emissions from our installations in Veldhoven with a capacity of 1MW or higher. In 2011, these installations emitted 28.5 metric tons of NOx versus 25.9 metric tons in 2010.7

We compensate part of our NOx emissions by buying certificates, as required under Dutch law. We are looking to limit our NOx emissions within our Energy Management Master Plan by replacing older generation installations with more efficient machines.

In accordance with legal requirements, we measure and record emissions of ozone-depleting substances, such as CFCs, which are present in our cooling installations. The logbooks are subject to internal audits. Furthermore, we record and measure emissions of volatile organic compounds. Emission results show compliance with the Dutch legislation.

Wilton installed a cogeneration unit in 2011, which became operational at the end of 2011. This will lead to inspection and periodic reporting on air emissions starting in 2012.

Biodiversity

Industrial activities and buildings in the Netherlands are regulated by ‘zoning plans’. These plans cover many environmental aspects such as soil protection, noise impact and geo-hydrological situations, as well as archaeology and cultural history, flora, fauna and local air quality.

We comply with the restrictions of the zoning plan.

•	Our Veldhoven site has a low indicative archaeological value.

•	Our Veldhoven site has a high groundwater level that is controlled via a drainage system connected to surrounding surface water ditches.

•	No protected or threatened flora has been found on or adjacent to our Veldhoven site. Some protected animals might be there, but our activities would not affect them.

Also for Wilton and Linkou, the archaeological value of the sites and the impact of production activities on flora and fauna are negligible.

Chemicals and hazardous materials

We mainly use non-hazardous materials such as metals, glass and modest amounts of plastics and wiring to build our systems. We test machines by processing wafers as if in a real semiconductor factory, using various chemicals for coating and developing. Our systems use extra clean dry air (XCDA) and inert gases such as nitrogen, xenon, neon and helium for rinsing and conditioning, and hydrogen for cleaning. We monitor the use of all gases and chemicals daily.

We manage the introduction of new substances in the company through our chemicals evaluation process. Business departments need permission from the Environmental, Health, Safety and Security department to start using a chemical. We check chemicals against the ASML list of restricted materials (based on worldwide legal requirements such as REACH). We ban all chemicals that are on this list. We also assess whether a chemical might negatively impact the production process. If we do allow a new substance, we ensure staff know how to use it safely. In 2011, 175 new chemical requests were made. We rejected three of these: one chemical could potentially interfere with the lithography process in our cleanrooms; another, a glue, contained a substance that is on the ASML list of restricted materials; and a biocide that is not on the Dutch list of approved biocides.

As ASML is increasing its cleanroom manufacturing facilities, the consumption of several gases has grown to the degree that the supply of these gases will be done from a centralized location (the gas yard) on ASML premises in Veldhoven. This gas yard will be enlarged in the coming years. In preparation for this, all required permits have been applied for and

7)	In 2010 we reported 45.2 metric tons of NOx emissions. This 2010 figure is an estimate of the ASML Veldhoven total NOx emissions (45.2 metric tons), based on an extrapolation of the NOx emission figures of installations with a capacity of 1MW or higher (25.9 metric tons). In 2011, we decided not to perform the extrapolation, but only report on the figures as required by the Dutch emission trade system.

ASML Sustainability Report 2011	26

granted and our emergency response plan has been updated. Also, reservations have been made to install hydrogen generation systems.

Centralizing these gases has reduced storage and localized delivery of gas bottles to the different buildings on the campus, and at the same time decreased transport movements to and on the campus.

Nitrogen is generated in the gas yard. Hydrogen, nitrogen and other specific gases are stored and distributed from this gas yard to the cleanrooms.

We use hydrogen when testing our chip-making machines in our cleanrooms. To make sure we handle this substance safely, our Safety Review Board has evaluated all relevant installations, procedures and measurements. We updated our Emergency Response Master Plans and procedures in 2011. The Safety Review Board developed a secure protocol for the use of this hazardous gas. No hydrogen can be used unless the board has confirmed all safety requirements have been met (Also see the section ‘Safety Review Board increased scope’ in this chapter).

Environmental incidents

In 2011, four minor environmental incidents occurred at ASML Holding premises.

In Wilton, a supplier truck spilled 15 liters (four gallons) of antifreeze on our site, and a hydraulic hose on a forklift broke, spilling approximately eight liters (two gallons) of hydraulic fluid on the site. We reported the incidents to the local authorities, who judged they caused no significant damage to the environment. We were not fined.

Two minor incidents occurred at ASML Veldhoven. Twenty-five liters of hydrogen leaked from the system and two liters of solvent was released into a drain. We notified the local authorities, who decided no action was needed. There was no significant impact on the environment.

Promoting green IT

Reducing the size of our IT infrastructure is an important part of our strategy to lower our IT-related CO2 emissions. Following an external assessment of the sustainability performance of our IT services, we identified areas where we could make improvements.

Based partly on these findings, our IT department developed and coordinated energy-saving plans. It sought to raise awareness among employees about the importance of making our IT ‘greener’. Articles published on our intranet triggered some good ideas from employees, several of which were included in the department’s sustainable IT roadmap. The projects ranged from a multi-million dollar investment in a new, energy-efficient data center at our campus in Veldhoven, to simpler initiatives. The projects were categorized into different areas, such as data centers, office environment, working practices and procurement.

One of the largest projects was replacing approximately 3,000 desktop computers and laptops older than five years with new, more energy-efficient and cheaper computers. By the end of 2011, 85% of the desktops and laptops used in our offices were less than two years old. These are faster and use less energy. The majority of the old computers were sold for re-use via an external broker. The rest were recycled in compliance with local laws and regulations and in an environmentally-friendly way. ASML donated around 120 computers and 30 flat screen monitors to non-profit organizations and schools in the Netherlands and in Belgium. A further 32 laptops were set aside for use in educational programs for schools. In addition, IT negotiated with their vendors to reduce packaging and to remove CDs and manuals.

In 2011, IT projects led to a total energy saving and CO2 reduction of 2.2 TJ and 272 tons CO2 respectively through:

•	opening a new data centre;
•	storage replacement;
•	server replacement for Development & Engineering;
•	server consolidation data centre;
•	workstation consolidation;

In Veldhoven, a new data center went live in April 2011. With a power usage effectiveness (PUE) of 1.4, It is state-of-the-art. The PUE metric shows how much energy computer equipment actually uses, in contrast to cooling and other overheads. The lower the number, the more energy efficient the data center. Our new data center’s efficiency is the result

ASML Sustainability Report 2011	27

of a sophisticated cooling system, which uses outside air to cool equipment, and putting smaller computer equipment into small compartments, reducing the amount of space that needs to be cooled. Compared with previous generations, our new data center will help us reduce the data center energy demand by an estimated 805 tons of CO2 emissions each year when it becomes fully operational. In 2011, the data center enabled us to reduce CO2 to an estimated 42 tons. Replacing older generation storage disks in Veldhoven, Wilton and Linkou with new, smaller ones, led to a reduction of another 32 tons of CO2 emissions. For more than five years we have been a leader in virtualization, a technique that makes better use of hardware capacity in data centers.

Replacing around 200 servers for Development with new, smaller and more energy-efficient servers and introducing the virtualization technique saved 82 tons of CO2. We also replaced older generation servers in our data centers. Swapping around 90 servers in the virtualization environment with 28 much smaller, more powerful and more energy-efficient machines helped us save an estimated 66 tons of CO2 emissions. Around 800 SUN desktops, used by our scientists to write software for our chip-making systems, were replaced with 15 servers in a data center, which helped us to save another 50 tons of CO2 emissions each year. The old systems were disassembled in line with environmental regulations.

In 2011, we expanded our Basic Remote Equipment Support (BRES), which lets our service engineers monitor and maintain ASML machines at customer locations remotely using a secure intranet connection. We added six extra customer locations to the BRES infrastructure during the year. The total number of ASML machines connected to BRES increased by 205 machines. That brings the total of connected machines to well over 1,350.

In 2012, we will continue implementing our sustainable IT roadmap. One of the key initiatives to save even more energy is to install Windows 7 on all computers. Computers running the latest version of Windows use less energy than those running Windows XP, the version we previously worked with. We expect our installed base of desktops and laptops will use between 10% and 20% less energy by migrating to Windows 7. Working with a newer and faster system is also more convenient for our employees and helps improve their working environment.

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Sustainable products

Managing our sustainable products approach

We appointed a domain owner for sustainable products in 2011, who is responsible for coordinating the worldwide implementation of our sustainability policy in the products domain and ensuring our targets for sustainable products are met.

The sustainable product domain owner is supported by the Corporate Sustainability department, which coordinates the overall implementation of the sustainability strategy and policies on a day-to-day basis.

Target Indicator [1]	2008	2009	2010	2011	Target 2012	Target 2015
Sustainable Products [2]
Machine energy efficiency - NXT (kWh/wafer) [3]	n/a	n/a	0.63	0.63	0.50	n/a

1	The product safety indicator referring to the number of product related accidents that resulted in lost work days (product-related lost time accidents) is included in the overall lost time accidents rate (LTA) indicator. Because we maintain our ultimate goal to have zero lost time accidents, we do not set yearly targets on the number of lost time accidents (LTA), but set a year-to-year improvement goal of 15%.
2	In 2011, the key performance indicator referring to customer energy use (nWh/bit) will no longer be reported. This indicator is enabled by ASML (by improving the productivity of our machines) but it is dependent on the customers’ processes and therefore not directly under the control of ASML (customers use a mix of several generations of machines to produce a bit on a wafer).
3	As NXT was shipped from 2010, figures for 2008 & 2009 are not available. Figures are theoretical due to complexity of the machine and the process involved.

ASML is reconsidering the key performance indicators (KPIs) for sustainable products. In 2011, the KPI for customer energy use will no longer be reported as it is enabled by ASML improving the productivity of our machines but is not under our direct control as it depends on our customers’ processes (customers use a mix of several generations of machines to produce a bit on a wafer).

The actual machine energy efficiency has been improved by increasing the throughput (wafers/hour) for NXT (with 14%) and XT (with 12%). For the NXT, this throughput increase was technically achieved by the end of 2011, but the first shipments of NXT machines with increased productivity start in 2012. Based on this, we expect to realize a theoretical machine energy efficiency of 0.50 kWh/wafer in 2012 (see the table above). ASML hired an external expert to coordinate energy measurements for products. In 2012, ASML will investigate and implement an appropriate energy measurement plan. The NXT machine efficiency data presented concerns the theoretical (ASML specifications) design energy efficiency values as the process to measure actual values is complex.

Reporting of machine energy efficiency for the NXE machines, which use extreme ultraviolet (EUV) technology will start once the machine reaches a mature status with at least 50 wafers per hour. At present EUV is still in development.

The number of product safety accidents that resulted in a lost time accident (LTA) was one. This LTA is a also included in the overall lost time accident rate key performance indicator (see the chapter ‘Sustainable operations’).

ASML Sustainability Report 2011	29

Enabling the production of energy-efficient chips

ASML continued to improve the performance of our machines so our customers can produce ever more energy-efficient computer chips. In this way, our products contribute to making the world more sustainable.

The Cray 1, the world’s first supercomputer, was built in 1976. It had 8 MB of memory, used 150 kilowatts and weighed 5.5 tons. Today, an average mobile phone has 512 MB of memory, plus gigabytes of flash storage and a processor that does not use much more than 1 watt. ASML’s NXE 3100 latest generation machines – the first six were shipped to customers by end 2011 – have the technology to produce chips in the future that use 0.2W per GB and make exponentially more calculations per second than their predecessors only a few decades ago.

Our business success and market leadership are closely tied to our ability to enable our customers to produce ever smaller and thus more energy-efficient chips. The width of a circuit that transports electricity on chips produced by our latest generation machines, which use the extreme ultraviolet (EUV) technology, is 16 nanometer.

Producing a chip is a complex process with hundreds of processes and measurement steps, including multiple lithographic steps. ASML supports this with a mix of litho machines (i-line, KrF, ArF and ArF-immersion), measurement tools (YieldStar) and maintenance support.

In addition to delivering our newest generation NXE machines, which use extreme ultraviolet (EUV) technology, we also continued producing other systems (i-line, KrF, ArF and ArF-immersion), and modified products such as machines to produce ‘CCD’ chips, used in the latest generation digital cameras, and ‘thin film heads’, machines used by customers who produce reading heads for hard disks.

Tackling the growth challenge

We are aware that by enabling the production of ever more powerful and cheaper computer chips, we also enable the development and growth of new electronic applications –in all areas of life –that have a significant ecological footprint. This development poses a challenge for our entire industry. For us, it confirms the importance of working with all stakeholders in the value chain to make our industry more sustainable, and contributing to the creation of a sustainable world through research and innovation.

ASML Sustainability Report 2011	30

Increasing productivity, ‘shrink’ and yield

Not only do our lithography machines enable our customers to produce more energy-efficient chips, we also strive to make these machines more resource efficient. To do this, we focus on three aspects of our machines: productivity, shrink and yield.

Increasing productivity means making machines that produce more wafers per hour and can produce uninterruptedly for longer periods of time without requiring maintenance.

The energy used by a complete semiconductor facility is on one hand consumed by maintaining the right conditions in the room, such as cooling and filtering air to limit the number of particles, and on the other hand, is consumed by the machines. Almost half (46%) of a lithography machine’s own energy consumption is on keeping the air temperature and other conditions inside the machine at the optimal level. Moving the wafers in the machine uses about the same amount of energy (44%), while the other 10% of energy is used to control the electronics and robots in the exposure system.8 In this way, a faster production is released with a small energy increase to move the wafers but with lower energy use per wafer.

We have introduced improved XT machines and upgraded packages for our XT and NXT platform, boosting productivity of these systems by 12-14%. A number of TWINSCAN NXT:1950i machines have reached the productivity milestone of more than 4,000 wafers in a single day at customer manufacturing sites.

We have been improving the energy efficiency of electronics used in our systems since 2005. The power supplies of our machines are rated ‘gold plus’9, meaning they are more than 90% energy efficient, while the large pumps for cooling water and the larger air fans in our machines are controlled by frequency controllers to optimize their use.

We also raised productivity for our customers by shortening the downtime of our systems and the time it takes to install new systems. In 2011, we continued to improve our procedures to reduce repair times.

Shrink is the process of developing ever smaller transistors on chips, using increasingly sophisticated lithography techniques. Shrink is the core of our success. Over the years, we have invented machines that drive the miniaturization of semiconductors. Our latest generation machines use extreme ultraviolet (EUV) technology. We are convinced they won’t be the last. Shrink is a major focus area of our research and development activities, in which we invested 590 millions euros in 2011. It helps our customers enter the future.

Our NXE 3100 machine using EUV technology provides the semiconductor industry with opportunities for further shrink. We shipped the first NXE 3100 machine in 2010 and a further five in 2011. Mass production of chips on these NXE machines will start once the customers develop sufficient EUV processes and have EUV production capacity available. EUV technology has helped us to further improve the resolution of our systems, enabling the production of chips with smaller line sizes. In parallel, our improved NXT machines (which use the immersion lithography technology) also allow our customers to apply new technologies, such as double patterning techniques, to make chips with smaller line sizes.

Improving overlay was another focus area. Overlay refers to the alignment of the different layers of a chip. This alignment requires extreme accuracy and we continue to make further progress on this. The overlay accuracy of the

8)	These figures show the energy consumption distribution of a typical ASML lithography machine and do not include the laser needed for generating the light.
9)	Based on the 80 Plus energy level certifications. 80 Plus is an initiative to promote energy efficiency in computer power supply units.

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TWINSCAN NXT:1950i improved to four nanometers from 5.5 nanometers on product wafers to levels that are sufficient to support most advanced manufacturing nodes.

Increasing yield means having machines that produce wafers with ever fewer flaws. Each wafer can contain hundreds to thousands of chips. Just one dust particle can disturb the lithographic process, rendering one or several chips useless. By creating the cleanest possible conditions and the clearest possible lenses, we can reduce the number of flawed chips per wafer. This means our machines produce more useable chips for our customers (a higher yield) and there are fewer defective chips wasted. For our machines that use immersion technology we increased the yield by reducing the number of bubbles in the fluid that is inserted between the lens and the wafer during the production process. The tiniest bubble can reduce the accuracy of circuits projected on a wafer during lithography. Creating a smooth, clean fluid is an art in itself. In addition, our refined measurement equipment, Yieldstar, helps our customers measure the accuracy of the transistors during the production process, allowing them to fine-tune settings and increase yield.

Product safety

The safety of our products and their compliance with legislation are part of our product development process. Safety measures are built into our systems from the earliest design stage. Where equipment hazards cannot be offset by design, we incorporate safeguards into the machine to ensure no single system failure or operator error can endanger the operator, facility or environment.

ASML Product Safety department tracks all safety issues related of our machines. These are defined as product-related near-misses – incidents that cause material or environmental damage – or accidents causing injury.10

All product-related safety issues (occurring at ASML’s, suppliers’ or customers’ sites) are analyzed to determine the root cause, and feedback is provided to prevent repeats. In total, 18 (2010: 12) product safety issues were reported at client sites in 2011. Four issues involved a minor injury. One incident at a supplier’s site resulted in a lost time accident. In analyzing the cause of the incidents, we looked at the design of our systems, our way of working and other quality issues.

To verify the safety and compliance of our machines, ASML performs a safety review using SEMI S2 Safety Guidelines for Semiconductor Manufacturing Equipment. All ASML machines have a SEMI S2 report available and several types, including the latest generation NXE 3100 machine, are fully SEMI S2 certified. The SEMI S2 reviews of our equipment are done by external assessors. These SEMI S2 reviews address chemical, radiation, electrical, physical, mechanical and environmental hazards, as well as fires, explosions, earthquake protection, ventilation, exhaust and ergonomics.

Leading in innovation

To retain our competitive position, we have to continually develop new systems that break new ground. So we devote a significant portion of our financial resources to research and development, and expect to continue to do so. We have set up sophisticated development centers in the Netherlands, the United States and Taiwan.

In 2011, we spent 590 millions euros on research and development. We continued to focus on three core programs: immersion, double patterning and extreme ultraviolet lithography. Compared with other European companies with more than 5,000 employees, we were the second largest R&D investor per employee in 2010 (see the section ‘Enabling innovation’ in the chapter ‘Sustainability strategy and management’). We were also included in the Thomson Reuters 2011 Top 100 Global Innovators list.

In addition, ASML is involved in national and international innovation initiatives e.g. ENIAC, Marie Curie, MicroNed, NanoNext and Xtreme Motion.

Open innovation: a compelling model for growth

Innovation is crucial to our business success. To make sure we can continue developing new technologies, we have adopted the concept of ‘open innovation’. This is based on cooperation and sharing. Rather than keeping new findings to ourselves, we and our partners share our findings with each other. This way we can each pursue our own agendas faster, and with better results.

10)	All product-related accidents involving ASML employees are also included in the overall ASML key performance indicators referring to accidents (see the chapter ‘Sustainable operations’).

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Innovation is coordinated and partly done internally by the Research department, which has grown over the last six years from fewer than 10 people to 55. Implementing the innovation into products is done in the development organization where there are more than 2,500 people working.

As well as conducting research in our own research and development centers, we are involved in a number of partnerships with universities, institutions and other companies around the world. In the Netherlands, we are working with the technical universities of Eindhoven, Delft and Twente, research institutes FOM and TNO, and Dutch consumer electronics maker Philips. One of the topics we are focusing on is improving extreme ultraviolet lithography techniques. In Russia, we are working with the Institute for Spectroscopy Russian Academy of Sciences (ISAN) on measurement technologies relevant to our extreme ultraviolet lithography. In China, we are collaborating with Tsinghua University on ways to improve micro electro-mechanical systems, which are used in applications such as airbags, insulin pumps for diabetics, and in our chip- making machines.

We also closely collaborate with our suppliers and increasingly expect them to take on their share of innovation in the semiconductor equipment industry (see chapter ‘Sustainable value chain’).

Our work with universities and institutions can take several forms, for example having students help us resolve issues in our production process, or co-financing long-term research programs. We believe strengthening technological know-how in regions where we operate, and elsewhere, serves the interests of both our company and society.

In 2011, we made sure a group of researchers at the Dutch FOM institute could continue their work into aspects of extreme ultraviolet technology by supporting their move to the University of Twente. This allowed them to carry on working together to build on their previous achievements. Our support of research into immersion, a technique to improve the effectiveness of lenses during the lithography process by adding water between the lens and the wafer, has led to a significant increase in the imaging capability of our litho machines, meaning they produce more useful chips per wafer.

One example of our close links to the academic world is the appointment of our Head of Research, Jos Benschop, as Professor of Industrial Physics at the University of Twente. He will promote cooperation between education and private enterprise for a period of five years. He will also focus on research into nano patterning.

We also helped strengthen the region’s high-tech credentials by supporting the establishment of the regional headquarters of FME, a prestigious network of Dutch high-tech companies, in nearby Eindhoven.

The Dutch government asked us for advice on implementing a new R&D policy that offers financial perks – through tax breaks – in return for investment in R&D. After consulting our peers, research institutes and universities, we made several suggestions on how best to do this. We also advised the government on ways to attract top people from abroad to the Dutch technology sector, for instance by making it easier to get a work permit.

Complying with legislation on hazardous substances and substances of very high concern

We have monitored international legislation regarding the use of hazardous materials for many years and have taken steps to cut back on our use of these substances in our products. We are a member of SEMI, the global association for the micro- and nano-electronics industries, which also engages local and national governments and policy makers, and helps our industry incorporate sustainability requirements.

The Reduction of Hazardous Substances (RoHS) directive and the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) directive, both issued by the European Union, set out the most important international legislation for the semiconductor industry on hazardous substances (RoHS) and on substances of very high concern (REACH), not just in Europe, but also increasingly around the world.

Introduced in 2002, RoHS seeks to reduce the use of six substances, including lead, mercury and chrome VI. REACH, introduced in December 2010, requires companies to tell their clients if their products contain any so-called substances of very high concern above a concentration of 0.1%.

Because the products we manufacture belong to the large scale industrial stationary tools category, they are exempt from RoHS until 2017. Nevertheless, we are working to achieve full compliance with this directive, and expect to get there by 2015.

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In 2011, we set up a RoHS-REACH project (5 FTEs) to identify and contain all hazardous substances and substances of very high concern in our products, and embed RoHS and REACH in our processes. This includes parts designed by ASML as well as parts designed by our 750 suppliers. The replacement of non-compliant machine parts also falls in the scope of this project.

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Sustainable value chain

Managing our sustainable value chain approach

We nominated a domain owner for sustainable value chain in 2011, who is responsible for coordinating the worldwide implementation of our sustainability policy in the value chain domain and ensuring our sustainable value chain targets are met. He aligns initiatives with the domain owners of the three other sustainability strategy areas. The sustainable value chain domain owner reports to the Sustainability Board and is supported by the Corporate Sustainability department, which coordinates the implementation of the sustainability strategy and policies on a day-to-day basis.

Value chain target indicators[1]	2008	2009	2010	2011	Target 2012	Target 2015
EICC compliant suppliers[2]	n/a	39	45	194	80%	80%

1	Target definition change in alignment with EICC guideline on target setting: number of suppliers that represent 80% of ASML spend, in the year previous to the reporting period.
2	Number of suppliers that acknowledged the EICC code of conduct.

Connecting with our customers and suppliers

Our top priority is to provide our customers with the best possible products and services. To do this, we work closely with our suppliers to make sure they understand our customers’ needs and our sustainability standards.

We have to always focus on our customers. We talk to them continuously to specify what they need, and translate these needs into economically viable products, which add value to our customers and their customers.

On the other side of the value chain, ASML uses a very shallow outsourcing model. The largest part of the product, in terms of costs, is built at our suppliers’ sites and our company mainly focuses on module assembly and testing during the manufacturing phase. Therefore, it is crucial for ASML to work closely with our suppliers. They must also meet our customers’ requirements, which increasingly include sustainability criteria, and understand our interest in contributing to a sustainable world.

During 2011, we continued to focus on delivering functional, reliable and sustainable products to our customers and on making sure our suppliers meet our ambitious technical and sustainability standards.

VBDO Responsible Supply Chain Benchmark 2011

ASML was ranked second in the electronics companies sector and sixth overall in a comparative investigation by the Dutch Association of Investors for Sustainable Development (VBDO). Conducted for the sixth time in 2011, the investigation focuses on responsible supply chain policy and the implementation and management thereof. It compared 40 of the largest Dutch publicly listed companies.

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Working with our suppliers

During 2011, we spent 3.9 billion euros on goods and services from 730 product-related and 4,180 non product-related suppliers around the world, up from 3.4 billion euros in 2010. Of this, more than 69% of the total spend was with our top 50 suppliers. It is our ambition to be recognized as an environmentally and socially sound player in the market. We also want our suppliers to be champions of sustainability.

Historically ASML has sourced a considerable part of its total spend regionally. Of the 3.9 billion euros sourced by ASML during 2011, around 1.7 billion euros (equivalent to 43%) was sourced in the Netherlands, and about half of that came from local distance. Besides the historical reasons, ASML wants to keep the triangle R&D, supply chain and manufacturing close together so that we have short communication lines in the same time zone, which stimulates time-to-market and is also environmentally friendly.

Our relationship with suppliers is guided by our Value Sourcing strategy. This strategy focuses on improving the way we work with suppliers. We increasingly expect our suppliers to invest in design and innovation, as opposed to simply producing parts based on the technical designs we give them. They should understand our customers’ requirements. We want our suppliers to be flexible and take into account fluctuations in the semiconductor market. We also want them to share part of the risk involved in developing and marketing new generation lithography machines. In return, we let them use technology developed by us for other customers and market applications, as long as they don’t compete with us. In this way, we help them with their own business strategy.

Sourcing spend 2011 per region (%)	Product-related	Non product-related	Total
Netherlands (%)	31	72	43
Europe (excl. Netherlands) (%)	52	4	37
North-America (%)	13	9	12
Asia (%)	5	15	8
Total (%)	100	100	100

Forging close partnerships with our suppliers is part of our efforts to promote ‘virtual integration’. This means bringing together partners from different segments in the value chain, and from different countries, and encouraging them to share knowledge and insights so that we can all innovate better and faster. As part of this, we might, for instance, train talented people through internships and scholarships who will eventually work for other companies in the industry and not directly for us (see the section ‘Attracting talented people’ in the chapter ‘Sustainable culture’). We believe this model of integration and cooperation is beneficial to ASML, our suppliers and other value chain partners (also see the section ‘Open innovation: a compelling model for growth’ in the chapter ‘Sustainable products’).

In line with this approach of virtual integration, and generally speaking, we tend to gradually reduce our supplier base, focus on a smaller number of critical suppliers, and develop closer ties with them.

Our annual Suppliers’ Day in Veldhoven is a good opportunity to collect suppliers’ feedback. The 2011 event was attended by the largest 100 suppliers and was chaired by our COO, who is responsible for sustainability. In four breakout sessions, we worked with our suppliers to find ways to improve their virtual integration into ASML, including several sustainability-related issues. The meeting led to several new insights and helped us fine-tune our priorities regarding supplier relationships.

An additional process in our supplier management approach is set by the yearly risk assessment, which we use to select them. Hereby, suppliers are grouped into four categories: strategic, high-risk, medium-risk and low-risk suppliers. Supplier audits are planned for strategic suppliers, high-risk suppliers and medium-risk suppliers every one to three years. Supplier audits are an integral part of our supplier management process and are the responsibility of the supplier audit team within the Quality and Process Improvement department. For several years we have monitored our suppliers quarterly (and at the same time their suppliers) and profile each one based on the following four categories: quality, logistics, technology and cost. Over time, we have increasingly emphasized sustainability aspects.

In 2011, we launched an updated Supplier Profile, which includes sustainability as a topic. Supplies that fail to meet our standards in any of the profile categories (non compliance) are encouraged to take adequate measures. Our Supplier Account Team helps suppliers to anticipate and meet future requirements.

Also in 2011, we set more ambitious sustainability standards for our suppliers. We incorporated the sustainability criteria of the Electronics Industry Citizenship Coalition (EICC) into our supplier management systems. We expect to have full EICC membership confirmed by the end of 2012, in line with standard procedures. To become a full member we actively participate in the EICC and are deploying the EICC code of conduct throughout our supply chain.

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To achieve this, we created a shorter version of the EICC self-assessment questionnaire, making it easier to understand and fill out. We also added a scoring system that allowed us to measure and compare the level at which suppliers meet sustainability standards on a scale of 1 to 5. The questionnaire, which covers environmental, health and safety, ethical, and management issues, was sent to 230 critical suppliers (both product-related and non product-related). In it, we asked them to acknowledge the EICC code of conduct. Our target for 2011 was to receive back 200 responses. By the end of 2011 we had 194. In addition, ASML started in 2011 to carry out full sustainability audits at selected suppliers, using the full EICC questionnaire as audit baseline. The Supplier Audit team also provided training on sustainability and EICC requirements to the purchasing account managers at the end of 2010.

In our contractual long-term supplier agreements we have also included clauses concerning sustainability and the code of conduct of the EICC.

We also want our second tier suppliers – the suppliers of our suppliers – to meet the latest sustainability standards. Through acknowledgment of the EICC code of conduct, ASML asks first tier suppliers to follow our example and to cascade this approach into the next level to cover the whole value chain.

Our monitoring strategy from 2012 onwards is as follows:

•

EICC compliance through ongoing checks that all suppliers who represent 80% of our supplier spend (both product-related and non product-related) have a signed EICC code of conduct and have completed the shortened EICC questionnaire;

•

Fully integrate sustainability in our supplier audits. In 2012, 100% of the supplier audits will incorporate sustainability, for which the shortened EICC questionnaire will be used a basis for identification of sustainability risks and final scoring. Identified risks will be communicated to suppliers via non-conformity reports and follow-up will be given to secure proper implementation of risk mitigation plans (monitored via ASML Issue Resolution system);

EICC compliance through sustainability theme audits (applying the full EICC questionnaire) for at least 25% of the suppliers that scored ‘high risk’ in the regular audit or have not yet acknowledged the EICC code of conduct.

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Forging close ties with our customers

We aim to build long-term relationships with our customers by supplying them with the right products at the right time, and giving them excellent service. The world’s biggest chip makers, and many of the smaller ones, have been our customers for years. In 2011, we derived 66% of net sales from Asia (2010: 80.5%), 25% from the United States (2010: 15%) and 9% from Europe (2010: 4.5%).

Our customers expect high quality, tailored support for the high-value products we sell them. We have customer centers around the world and service engineers on standby to make sure our customers get optimal performance from our systems. We also monitor and service systems online so we can act quickly.

Our customers set increasingly ambitious sustainability requirements. We work closely with them to meet sustainability targets throughout the value chain.

Intel Preferred Quality Supplier Award

ASML was honored with a Preferred Quality Supplier (PQS) Award from Intel for the second consecutive year. The award recognizes ASML’s performance in 2010, providing Intel with semiconductor lithography equipment deemed essential to their success. ASML received this honor along with 15 other suppliers, all chosen from among the thousands that work with Intel.

TSMC’s Supplier Excellence Award 2011

For the third consecutive year ASML won the Taiwan Semiconductor Manufacturing Company’s ‘Supplier Excellence Award’ for excellent service. It is recognition of ASML’s outstanding overall performance as a TSMC supplier of lithography equipment.

Listening to our customers

In 2011, we again ranked in the top 10 in the customer satisfaction survey conducted by VLSI Research among large suppliers of semiconductor equipment. VLSI Research is an independent industry research firm. Covering 95% of the global semiconductor market, its annual customer satisfaction survey gives chip makers the chance to evaluate suppliers on equipment performance and customer service.

The VLSI Research rankings are an important customer satisfaction benchmark for us. However, we wanted to ask our customers more specific questions and in 2011 conducted our first extensive customer satisfaction survey. We sought feedback on the extent to which our products meet our customers’ requirements. We also asked about our service level, the attitude of our employees and were curious to know whether our customers are familiar with all the features of our systems and are able to use them to the fullest extent.

VLSI Customer Satisfaction Survey 2011

ASML was again ranked by customers as one of the 10 best chip-making equipment suppliers in VLSI Research’s annual customer satisfaction survey. ASML moved up to the number four spot in the 2011 survey with an overall score of 7.92, an improvement from the previous year’s sixth position and 7.49 rating. ASML is ranked fourth in both categories for which it is eligible: Large Suppliers of Chip-Making Equipment, and Large Suppliers of Wafer Processing Equipment. VLSI Research is an independent industry research firm and its survey covers 95% of the global semiconductor market.

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Logistics

We do not set explicit targets to reduce CO2 emissions in the area of logistics, but we do take steps to make the shipping of our systems and spare parts as efficient as possible, which in turn results in lower emissions.

•	The international shipping companies we use have their own programs to reduce emissions and they optimize shipments accordingly.

•	We continue to improve the quality of our machine parts so that fewer replacements are needed in the future and we do not need to ship as many.

•	We fine-tune our production and logistics planning to reduce rush shipments.

•	We have introduced new planning procedures and moved warehouses closer to customers.

•

We now store more empty shipping containers near customer sites rather than take them back to Veldhoven. In Asia, local partners clean and repair the containers, which are then used for shipments in the region. This has reduced transportation needs and the associated CO2 emissions.

These measures are important because our newer TWINSCAN NXT and NXE systems are unavoidably bigger and heavier than our older systems.

Closing the materials loop

Recycling spare parts

Very few ASML systems are taken out of use. From the tracking data we have, we believe no more than 10% of the systems we have shipped since we started in 1984 have been decommissioned.

Customers typically use systems that are decommissioned for spare parts, which we will also offer to buy back and sell the metal contents for recycling. The very small amount of what is left is almost completely non-hazardous and includes plastics, wiring, glass, ceramics and composites and recycled materials.

We are increasingly incentivizing customers to return parts to us, rather than throw them away. We offer them a rebate on parts we exchange.

Elsewhere, we are re-using more of our expensive locking materials, which we use to secure systems safely inside their packaging for shipping. We have a dedicated Handling & Transport department that develops these locking materials. When a system has been installed at a customer site, the customer returns the locking materials to us. We inspect each part to see if we can re-use it. In 2011, we re-used more than 17,000 locking materials, significantly reducing the amount sent to landfill or incinerated.

Refurbishing used systems

We run a relocation and refurbishment program, which gives many surplus ASML systems a second life, often in a completely new area.

Refurbishing a system increases its residual value for the original customer, and offers other customers a cost-effective solution. It also generates a profit for us and underlines our commitment to systems in the field.

In 2011, our new dedicated refurbishment center in Taiwan became fully operational.

We offer customers three refurbishment options:

•	relocation – where the customer moves the system themselves and is responsible for setting it up;

•	‘refurb lite’ – where we move the system, set it up and test it, and give new warranties on the parts;

•	‘factory refurb’ – where we turn one type of system into a different type.

In 2011, we carried out more than 120 relocations and 30 refurbishments (either ‘lite’ or ‘factory’).

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Sustainable culture

Creating an inspiring workplace

ASML strongly believes that being a leader in sustainability makes us a better company and supports our efforts to attract and retain the top talents we need.

Promoting a sustainable company culture

Customers have long expected us to meet increasingly ambitious technological standards. Now they also expect us to meet ever higher environmental and social standards, both in our operations and throughout our supply chain. We support this push towards making our industry more sustainable. And we strongly believe that becoming a leader in sustainability culture will strengthen our position in the semiconductor market even more.

We also believe that being a sustainable company, and having a sustainable approach to Human Resources, makes us an even more attractive employer. It helps us attract and keep the talented people we need to be successful. In our experience, today’s scientists and engineers are motivated not only by opportunities to work in a top-notch R&D environment, but also by the chance to make a meaningful contribution to creating a sustainable world.

Our HR approach

As a knowledge-based company, ASML’s business and future success depends on the ability to recruit, develop and retain adequately educated and skilled employees in a variety of technological fields. Competition for such personnel is intense and the availability of highly qualified professionals is limited. In addition, the increasing complexity of our products results in a steep learning curve for new and existing employees. It is therefore crucial for ASML to ensure continuity of the required knowledge, skills and competencies within its workforce. Having the right people in the right place at the right time is the continuous focus of our HR approach.

We develop programs to motivate talented people to join our company. Once they have joined ASML, employees are stimulated to develop their skills further and explore new areas of expertise. Each year, we set individual targets for our employees. We review progress and appraise performance.

In 2011, we sought to make it easier for employees to move to the next level by simplifying the career and salary structure at our company. We reduced the number of position descriptions to 90 from more than 800. We believe this will make it easier for employees to see which opportunities are available and understand what is required to seize them. In addition, our People Development team was created to define employee development needs within ASML and design and roll out projects accordingly. Enhancing transparency and creating the opportunity to develop is part of our efforts to increase employee satisfaction, which is a top priority and ultimately important to safeguarding the continuity of the company.

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How we manage sustainability

We changed the way we manage our sustainability policy in the area of Human Resources (HR) in 2011 by appointing a sustainable culture domain owner. The domain owner, who reports to the Sustainability Board, coordinates the worldwide implementation of our sustainability policy in the HR area, and aligns initiatives with the domain owners of the three other sustainability strategy areas.

One of the domain owner’s main tasks is to identify what HR activities are most relevant to creating a sustainable culture and to make sure HR colleagues are aligned in achieving sustainability goals. Streamlining the efforts of HR staff ensures we continue those activities that have proven to be effective while remaining open to new activities and policies

The Senior Vice President Human Resources & Operations (HR&O) has global responsibility for the HR processes including recruitment, training, work-life balance and diversity. He reports directly to the Board of Management. He acts as an ambassador for sustainability while supervising the implementation of our HR policy.

Key Performance Indicator	2008	2009	2010	2011
Culture
Employee attrition (%)[1]	6.4	8.5	5.6	4.2
Absenteeism Europe (%)[2]	3.0	2.9	3.1	2.9
Absenteeism USA (%)[3]	2.7	2.7	2.3	2.3
Absenteeism Asia (%)[3,4]	0.7	0.5	0.5	0.7
Workforce by gender (men / women in %)[3]	89 / 11	89 / 11	90 / 10	89 / 11
Non product-related training hours per payroll FTE	27	7	11	19
Total donations to community and charitable organizations (x1000 EUR)	807	645	669	977

1	Employee attrition percentage is the percentage of payroll employees that left ASML during the current reporting period. The term ‘employee attrition’ (used in the internal ASML reporting systems) has the same definition and replaces the term ‘employee turnover’ used in the sustainability reports of ASML from previous years.
2	Figures are for ASML Netherlands only (which represents over 95% of our European workforce) and are based on the number of payroll employees in FTEs.
3	Figures are based on the number of payroll employees in FTEs.
4	In some countries, such as Japan, sick leave is deducted from the annual leave quota and therefore illness-related absenteeism is recorded as 0%.

Flexible workforce

Demand in the semiconductor industry strongly fluctuates according to global economic cycles. ASML’s HR policy is geared towards this market characteristic. Our flex model allows a maximum of 25% of employees to work on a flexible contract, which provides sufficient flexibility to respond to economic downturns while safeguarding the continuity of the company in the long term and its knowledge. Since the introduction of the flex model in 2002, we have only had to refrain from extending flexible contracts in 2008, as a result of the financial crisis. Of these highly skilled flex workers, at least 60% have since been re-hired.

At year-end 2011, our workforce totaled 9,890 employees (in full time equivalents, or FTEs), a 7% increase compared to 2010, as a result of strong customer demand.

Of our total workforce, 7,955 FTEs worked on a fixed contract and 1,935 FTEs were employed on a flex contract.

Culture general indicators	2008	2009	2010	2011
Number of payroll employees in FTEs	6,930	6,548	7,184	7,955
Number of temporary employees in FTEs	1,329	1,137	2,061	1,935
Total number of employees in FTEs	8,259	7,685	9,245	9,890
Workforce by gender (men / women in %)	89 / 11	89 / 11	90 / 10	89 / 11

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Attracting talented people

Our knowledge-intensive company depends on highly skilled employees. To spot and attract our next generation talents, we offer, among other things, internships to students and scholarships that allow foreign students to do a two-year master’s degree at one of the three Dutch technical universities. Both programs help create a pool of talented starters for ASML, our suppliers and the region. The internship and scholarship programs also give our managers an opportunity to develop their leadership and coaching skills.

Internships

Most interns are university level, and do an apprenticeship or graduation assignment at ASML. About 5% of interns are students at vocational level interested in gaining experience in assembling chip-making machines or making machine parts in our mechanical or electrical model shops. Internships last from three to 12 months.

We recruit interns worldwide through our network of affiliated educational institutes and research institutions, as well as directly through recruitment advertising. In 2011, we hosted 146 interns in Veldhoven, up from 105 in 2010. About half of them came from the Netherlands. Other countries strongly represented were Turkey, China, Japan and India, as well as Central and Eastern European countries such as Russia, Romania and Ukraine. An encouragingly large proportion of our interns, 29%, were women.

About 9,5% of our interns accepted a job at ASML immediately after their internship. Around 51% returned to university after their internship to finish their studies and 20% started a new study or PhD.

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Scholarships

Our Henk Bodt Scholarship Program aims to attract talented foreign students. Named after a former chairman of our Supervisory Board, the program offers up to 20 scholarships each year in cooperation with the Technical University of Eindhoven, the University of Twente and the Technical University of Delft.

In 2011, we granted scholarships to six students, who started their programs in September 2011. Eighteen scholarship students who entered the program in 2010 continued into their second academic year in 2011 and the majority were doing internships at ASML. We hired four engineers whom we had previously granted scholarships, including one PhD scholarship in cooperation with the TU Eindhoven. Managers of our business departments act as mentors, supporting scholarship students in their technical, professional and personal development.

The majority of our 2011 interns and scholars were assigned to our Development and Engineering department.

Educational activities

ASML supports many initiatives to inspire young people to study technology, both in the Netherlands and Belgium as well as in the United States. We help build relationships between the technology industry and schools, develop educational materials, participate in school events and, importantly, give guest lessons and organize excursions to ASML. These programs are aimed at children aged from 11 to 18 years on all education levels. In the Netherlands there are over 120 employees who, on a regular basis, donate their time and creativity to the educational programs, for example by developing teaching materials, giving guest lessons and participating in both internal and external events. Similarly, in the USA, there are over 35 employees lending their time and efforts to the programs.

Wherever we can, we join forces with other companies and organizations so that we can be as effective as possible and reach more children. By cooperating with other technology companies and organizations we can also share teaching materials.

In the Netherlands, ASML is a member of Jet Net (Youth and Technology Network Netherlands), a national organization backed by the Dutch government, which is a joint venture between Dutch companies and pre-college schools. Jet-Net member companies help schools enhance the appeal of their science curriculum by using a variety of activities and also allow students to gain a better understanding of their future career prospects in industry and technology. As part of the network, ASML has a partnership with two regional high schools in the Eindhoven area. Together we organize workshops, guest lessons and events.

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In collaboration with several regional companies, Jet Net and the Technical University Eindhoven, we organized the Jet Net Career Days, inviting 1,200 high school students. Thirty regional companies participated and the students attended workshops covering many areas of technology. With the same partners ASML also organizes an annual Teachers’ Day for teachers of technical subjects.

In 2011, a total of 843 students, divided across 29 groups ranging in age from 11 to 18 years, visited ASML. Several groups of teachers also visited ASML for a workshop on technology.

ASML also participated in the High Tech Room program, an initiative of the city of Eindhoven in which high-potential high school students participate in projects and visit several high-tech companies.

Because the percentage of girls in technical studies is still very low, special attention is given to this category of students. In 2011, ASML participated in the Dutch national Girls’ Day, an initiative specifically aimed at girls and technology. ASML organized a so-called mother-daughter day for female employees and their daughters and for partners of ASML employees and their daughters. Nearly 700 women participated in this day of workshops and science shows, covering a wide range of technologies, from chemistry, optics and electronics to technology used in hospitals. Many foundations, companies and non-profit organizations participated in the Girls’ Day.

ASML is also a partner of Photonics Explorer, a European Union initiative to equip secondary schools with free, up-to-date and exciting information about working with light. The program is being rolled out in the Netherlands together with Jet Net.

ASML is involved in the Regional Center of Excellence (RCE) Rhine-Meuse program. This program is an initiative of the United Nations University, which is a part of UNESCO. The educational program of RCE focuses on sustainable development. Both of ASML’s partner schools in the Veldhoven region, as well as Jet Net, now also participate in the program.

ASML is a member of Brainport Development, a network of technology companies in the Eindhoven area supported by educational institutions and local and national governments. Its main purpose is to attract some of the world’s best technological talents to the region and promote cooperation between the educational sector and the technology industry. Together with Brainport, we run the Engineer in the Classroom program. In 2011, more than 400 grade school children (aged 11 to 13 years) and over 20 ASML employees participated in the program.

Other examples of educational programs ASML has participated in are the Bizworld program and a debating contest. In the Bizworld program, children aged 11 to 13 ‘run’ their own businesses. Six ASML employees, mainly from finance and administration, gave guest lessons and guided the children in the process. ASML also hosted an annual debating contest between several high schools. This debating contest is part of a national competition and one of our board members is chairman of the jury. The subjects under debate are related to technology and society.

In 2011, a major step was taken to extend our educational activities to the United States. In Tempe, Arizona, there are more than 18 ASML volunteers involved in educational activities; in Wilton, Connecticut, more than 10 and in Hillsboro, Oregon, more than seven. The Tempe office has a partnership with local schools, both a grade school and a middle school, where we give guest lessons every three months. So far more than 700 children have participated in the guest lessons and nearly 200 children visited the Tempe office for a program of technology workshops. The program will be extended to other places in the United States in 2012 and will be introduced in selected countries in Asia.

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Examples of educational projects in Tempe in 2011

Nov 2011 – Gililland Middle School – 7th Grade, ~350 students participated

Seven ASML employees spent a day at the school and gave the seventh grade students a lesson on technology (what it is and its role in our daily lives) and on chips (what they are and how they are made). The lesson concluded with the students building small hovercrafts out of CDs, balloons, bottle caps and tape to demonstrate air stages. A few students from each session got to try on clean room suits.

Dec 2011 – Gililland Middle School – 8th Grade, ~350 students participated

ASML returned to Gililland again in December to meet with the eighth grade class. Seven employees taught the students about experiments and statistics, how they are used by companies and their importance in creating better products. The students worked through a staticopter experiment, where they were tasked to build a paper helicopter from a template and stay airborne for more than three seconds. The students were allowed to manipulate only three variables on their copters to develop the best results.

ASML collaborates with a number of universities and research institutes to contribute to maintaining a strong knowledge infrastructure in the semiconductor field and generate new ideas on how to improve our products and processes. For more information on our collaboration with academic institutions, see the section ‘Open innovation’ in the chapter ‘Sustainable products’.

Some of our educational activities are conducted under the umbrella of our community involvement programs. For more information on these local educational activities, see the section ‘Community involvement’ in this chapter.

Supporting a good work-life balance

We offer our employees alternatives to help them strike a good balance between their work life and their private life, and look after their health.

In 2011, we introduced a revised flexible working model for employees at our Dutch manufacturing site to better balance their workload during upturns and downturns. The model features an ‘hours bank’ that keeps track of extra hours worked during periods of peak production. Employees can save up to 600 hours in this bank and use them when there is less work during quieter times. In a similar way, they can work up to 600 hours per year less and make up for this later during peak periods. Employees have to work 42.5 hours per week at peak times. The nominal work schedule is 34 hours a week. However, in times of low customer demand, these 34 hours can be further reduced. The model gives us the flexibility we need for our production cycles and gives our employees more job security because we can keep them on the payroll during less busy periods.

In Asia, we took steps to reduce work pressure. We hired more people to do the same amount of work, eliminated unnecessary standby duties, and banned non-emergency conference calls after 8p.m. We also limited overtime and organized more social events.

In the USA, we introduced ‘wellness rewards’ for employees. Employees can now earn health points by taking steps to look after their health. For example, completing a medical check-up earns them 100 points, having a preventive screening 50 points, and being a member of a gym 10 points. The saved points can be exchanged for gift vouchers.

Since April 2011, our Dutch employees have been able to earn gift vouchers or cash by cycling to work. They earn one pedal point (a ‘Trapper’) for every kilometer they cycle. During the cold winter months, they get double points. More than 400 employees living up to around 10 kilometers from the ASML campus have joined the program. They can use the vouchers to buy anything from rain gear to home appliances at the ‘Trappers’ web shop.

To support the use of public transport for commuting, Dutch employees can buy a reduced fare bus pass giving them unlimited access to regional public bus services.

We continued our child care program for employees working in Veldhoven. We guarantee places for their children at a nearby day-care center.

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Lease cars

In 2011, we took steps to make our European car fleet ‘greener’ by setting limits for CO2 emissions for our approximately 400 lease cars. New lease cars may emit no more than 170 grams of CO2 per kilometer if they use diesel, and no more than 200 grams if they use gasoline. This rule applies for all employees, from entry level staff up to Board members. Cars we provide for shorter periods of time to expats and trainees in Veldhoven meet the strictest Dutch ‘A label’ requirements regarding CO2 emissions.

Supporting diversity

ASML promotes diversity among its workforce. We aim to offer a fulfilling work environment for talented men and women of all backgrounds. We believe an environment in which people of different backgrounds work together and in which people encounter different ways of thinking enhances creativity and innovation.

We follow an equal opportunities policy for recruitment, hiring, training, performance, assessment, promotion and remuneration, and do not discriminate on the grounds of race, gender, age, religion, political orientation, nationality or social origin.

Our workforce, which is spread over seven countries, includes 71 nationalities. Women made up 11% of our workforce in 2011 (2010: 10%)11. For a breakdown of our workforce by gender, see also the chapter ‘Other culture indicators’.

Number of nationalities working for ASML	2008	2009	2010	2011
Asia	20	20	19	20
Europe	49	46	54	65
USA	22	20	20	22
Total	56	53	60	71

Although there are some small regional differences, women are generally under-represented in high-tech industries around the world. We take our responsibility as a leading player in the technology industry seriously and support initiatives to get women more interested in technology.

In April, we took part in the Dutch national Girls’ Day. We wanted to show that technology is fun, and to trigger an interest in scientific professions. ASML volunteers, mostly women, ran the event in Veldhoven, and around 700 mothers and their daughters, aged between 11 and 16, came along. There was a wide range of activities, such as using robots, doing virtual medical operations and making shampoo. For more information about this event, see the section ‘Educational activities’ in this chapter.

We want to give people opportunities to meet each other – to socialize together and have fun, as well as work.

11)	Based on the number of payroll employees in FTEs.

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In September, we hosted the ‘World of ASML Day’ at our campus in Veldhoven. The purpose of the day was to bring together all our Veldhoven personnel and to celebrate the cultural diversity at ASML. There are more than 60 nationalities working for ASML in Veldhoven and employees from most of these set up booths where they presented information about their country and culture and where food from the different countries could be tasted. There were also two stages with music and dance performances from the different countries. More than 5,000 employees attended the event and the feedback that was received was very positive. The ‘World of ASML Day’ has clearly contributed to the understanding that in a multicultural company like ASML respect and understanding of different cultures is of the utmost importance.

In November, we launched the Young Professionals organization. This helps employees aged under 35 to network, get to know each other, and find their way in our organization.

In December, we organized a family weekend at the Veldhoven campus under the title Time Machine. We invited ASML employees and their families to come and see the ASML campus, production facilities and offices. There was also an exhibition showing the development of home styling and consumer electronics over the last 40 years, and the influence ASML had on these developments. Additionally, many activities were organized, mainly for children, to explain some aspects of our technology to them, and to the partners of our employees, and to make them enthusiastic about technology. Although the fun element was the most important aspect of these activities, the underlying purpose was to create enthusiasm for and understanding of technology. Children (and their parents) could play arcade games like Pong on old game computers, ‘fly’ on a robot using green-screen technology, create their own Christmas ornament using a laptop and special plotter, look at a chip through a microscope, fly through a chip wearing a 3D helmet, and many other activities. Families could also dress up in cleanroom suits for a photo. More than 70 ASML employees volunteered (part of) their weekend making the event a big success. The ASML Time Machine weekend welcomed more than 11,000 employees and their families and turned out to be a weekend of fun and technology.

Talent management

Simplifying the job framework

In 2011, we decided to develop career path overviews for our employees that show possible career tracks available across ASML. These overviews describe the skills employees need to be successful in their current job, and the skills and competencies they would have to develop to be able to move to a higher level, or to a job in a different department.

Career path overviews can be accessed via our online Career Tracker tool and were made available for 95% of our staff in 2011. We plan to make overviews for the rest in 2012. The introduction of career path overviews coincided with taking steps to simplify our career and salary structure. We reduced the number of positions to 90 from about 800.

The overviews will help employees and their managers to make a personal development action plan. This could include getting training in a new area of technology or in customer service, support from a coach or mentor, or on-the-job training in new fields. Our online Career Tracker tool lets employees browse through available training programs to support their development.

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Training managers

We developed a new in-house management training program, the Leadership Capability Program, aimed at our top 700 managers, including the Board of Management. The program includes modules on personal development, structuring tasks and setting priorities, and communicating goals and intentions.

More than 200 senior managers completed the Leadership Capability Program in 2011. The program consists of eight training days divided into three modules for each manager.

Generic curriculum

Together with a global preferred supplier we designed a generic curriculum, containing a set of 18 global programs to help staff improve their ‘soft skills’ in the areas of communication, personal effectiveness, presentation skills, performance management, leadership, change management and project leadership. These non-technical training programs are offered as open enrollment courses for the target group of employees up to middle management, including flex employees.

In 2011, we trained more than 3,000 employees worldwide through our generic curriculum programs.

In 2012, we aim to train at least 3,000 employees worldwide through the generic curriculum programs

Getting better information with dashboards

In 2011, we developed and introduced new ‘dashboards’ that provide an overview of the following important HR issues across the company:

•	head count

•	recruitment

•	attrition (a measure of people leaving)

•	promotions

•	rotations

•	absenteeism

•	overtime

•	expats (long-term international assignments)

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With these dashboards, we can now get a much clearer picture of how the company is performing in these different areas. We can do external benchmarking – for example, comparing our attrition rate with the industry average. And from an internal point of view, we can use the data to find out which initiatives are working particularly well in some areas, and which are not. Finally, dashboards are a starting point for discussion on actions that may be required to make improvements in specific areas.

Attrition amounted to 4.2% of our employees working on a fixed contract in 2011 (2010: 5.6%). Also see the table Sustainability Culture KPIs and Performance in the section ‘How we manage sustainability’ in this chapter.

Employee satisfaction

Our second employee engagement survey in 2011 confirmed that a vast majority of employees feel respected and motivated in their job. The me@ASML survey showed 84% of respondents were satisfied with their job, and 89% said leadership promotes a culture where employees are treated with respect. Some 81% of respondents said diverse opinions are valued in the company and 89% said innovation is encouraged. Although the participation rate decreased from 57% in 2009 to 37% in 2011, mainly due to increased work load in a steep upturn, we plan to repeat this survey every 18 months.

Community involvement

ASML is involved in the communities where we operate through community activities, education projects, volunteering and sponsoring.

In ASML there are two avenues through which sponsoring takes place: the ASML Foundation and Corporate Sponsoring. The ASML Foundation supports education projects across the world to improve economic and social self-reliance

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for targeted groups, primarily children. Corporate Sponsoring concentrates mainly on sponsoring activities in the communities where we are located.

ASML has always been firmly rooted in local communities through sponsoring and volunteering, but in 2008 we decided to expand our community relations program, as part of our corporate social responsibility. Another reason to substantially increase our community involvement was to stem the tide of declining interest in technical studies.

To develop and execute the community programs we have a continuous dialogue with our stakeholders, including employees, public authorities, schools and cultural institutions. We identify causes that benefit the community, ASML and our employees. Our criteria for community involvement are:

•	Improving technical education and awareness among schoolchildren and students;

•	Helping provide an inspiring and attractive environment for our employees and families to live and work;

•	Strengthening social structures.

Our global community involvement strategy falls under the remit of our Chief Financial Officer, and is coordinated by our Communications department. A community involvement office provides a central framework for setting targets, selecting projects and defining priorities. Within this framework, individual sites choose their own community involvement activities, which are overseen by local coordinators.

Through our corporate sponsorship program, a total amount of 260,895 euros was donated by ASML to various institutions in the Eindhoven region (2010: 123,735 euros). ASML donates to institutions operating in four different areas, namely community/charity, sport, education and culture.

In 2011, ASML also introduced a worldwide policy to support employees who organize or participate in a fundraising event via a physical activity such as running or cycling. The maximum contribution is set at 1,000 euros per participant per event. In total, 12,250 euros was donated to the causes that were supported, both in the Netherlands and the USA.

As part of our Open Doors program in 2011, 1,995 non-business visitors toured our facilities (2010: 1,771 visitors).

Visitors Open Doors program 2011	Visits	People
Business club	16	169
Community related	28	967
Educational	29	843
Press	4	16
Total	77	1995

ASML supports two partner high schools near its headquarters in the Netherlands and one grade school and one middle school near its USA headquarters. We support the schools with guest lessons, events, educational material, excursions etc. In 2011, more than 120 employees in the Netherlands and more than 30 in the US volunteered to participate in these activities. A third category of our educational activities in 2011 consisted of organizing and participating in educational events. ASML participated in four external and three internal events, meeting thousands of students and teachers. The events included the annual school debating contest with an ASML board member on the jury, Dutch national Girls’ Day, career orientation events for high school students, and the Jet Net annual Teachers’ Day. More specific information about these topics can be found in the section ‘Educational activities’ in this chapter.

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The ASML Foundation

We set up the ASML Foundation in 2001 as an organization under Dutch law. Though closely linked to our company, it operates independently. It focuses on improving the economic and social self-reliance of targeted groups, mainly children, by supporting educational projects around the world. The ASML Foundation is our charity of choice.

In 2011, we contributed another 300,000 euros to the foundation, the second term of our commitment to contribute such an amount each year from 2010-2015, enabling the ASML Foundation to maintain its funds at an adequate level. We also supported the foundation in kind by employing, among others, its director and participating on its supervisory board.

The slight increase in 2011 is due to increased sponsorship. The ASML Foundation met its target of donating 704,000 euros to charitable organizations in 2011, up from 545,000 euros in 2010.

We decided not to set targets for 2012 and beyond. Instead, we will focus on long-term indicators related to the results of community involvement.

In 2011, the ASML Foundation supported 40 educational projects in 22 countries, including China, Ghana, India, the Netherlands and Peru. Most projects focus on enabling children who would otherwise have no access to education to attend school. We also focus on vocational training projects for youth and young adults. The foundation closely monitors the projects it supports. All project supervisors must provide regular updates as well as final evaluation reports on results.

Example of a project supported by ASML Foundation in 2011

Fighting illiteracy with bilingual education

Organization: Rigdzin Foundation, the Netherlands

Project: Scholarship program for youth in Sershul, China

ASML Foundation supports the Rigdzin Foundation, a non-profit Dutch organization dedicated to improving the lives of nomadic Tibetans in Sichuan Province, China. One of the Foundation’s projects is an educational program for youth in the town of Sershul. Called the Vista Project, it addresses problems related to students leaving school early and fights illiteracy in general. Through the Vista Project bilingual education programs (in Chinese and Tibetan) have been introduced at primary and secondary schools. Better education and improved literacy will increase the self-reliance of the local youth and contribute to a better overall socio-economic position for the local community.

Code of Conduct

Ethics and compliance

Our Code of Conduct expresses our ethical position on issues such as:

•	Respect for the different cultural identities of our employees, stakeholders and customers

•	A zero-tolerance policy for any form of discrimination or harassment

•	Promoting honest, ethical and transparent conduct including in the handling of actual or apparent conflicts of interests between personal and professional relationships

•	Conducting our business in good faith and with integrity

•	Compliance with all applicable laws and regulations

The complete Code of Conduct can be found in the corporate governance section of our website.

We conduct business on the basis of fairness, good faith and integrity, and expect the same from parties with whom we do business. ASML expects its suppliers to show the same ethical behavior in their business conduct. Hence we have adopted the Electronics Industry Citizenship Coalition (EICC) Code of Conduct and are committed to promoting compliance with this code across our supply chain. More details can be found in the chapter ‘Sustainable value chain’.

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Code of Conduct awareness

All new employees receive an introduction to the Code of Conduct as part of the program we offer them to familiarize themselves with our company. In addition, the Code of Conduct has been translated into an internal set of practical Business Principles, which contain rules for day-to-day operations for employees. These Business Principles focus on five areas:

1.	Show respect for people and planet

2.	Operate with integrity

3.	Preserve intellectual property and other assets

4.	Manage exposures by following processes

5.	Adhere to our Business Principles, applicable laws and speak-up

A global program to raise employee awareness of the updated Code of Conduct and the Business Principles was launched in 2011 and its implementation will continue in 2012. The program consists of compulsory online training, the launch of an ethics and compliance website as well as intranet articles and videos highlighting ethical dilemmas. In 2011, about 10,500 employees worldwide completed the online training in an average time of 30 minutes.

Code of Conduct complaints

We encourage employees to discuss or report any behavior that may violate our Code of Conduct. ASML has a procedure for reporting issues with respect to the Code of Conduct, including complaints of a financial nature (our Whistleblower’s Policy). The reporting procedure regarding Code of Conduct violations can be found in the corporate governance section of our website.

Code of Conduct standards

ASML supports employees’ rights to freedom of association and to form workers’ organizations.

As a global business, ASML respects the rule of law and complies with all national laws, regulations and administrative practices of the countries in which it operates. Within that legal framework, ASML conducts its activities in a competitive and ethical manner - in particular through constant compliance with competition law.

Making our campus greener

We strive to make our manufacturing, research and development and other sites places where people can work and meet in a productive, safe and pleasant environment. Wherever possible, we provide a wide variety of services for employees, interns, students and visitors.

In 2011, we decided to refurbish our campus in Veldhoven, our main business location, to make it greener and accommodate our growing business. In 2011, we developed a global vision of having no cars and no trucks in the center of the Veldhoven campus. This vision is currently translated being into an action plan, which will initially focus on four points and be deployed in the coming years:

1. To prevent cars being parked in the center of the campus we are going to restructure parking;

2. To improve safety we will segregate pedestrians and cyclists from truck traffic;

3. To improve logistic efficiency on campus we plan to invest in a new logistics building close to the EUV factory to divert a part of the transport outside the campus;

4. Finally, we will use the areas we’ve freed up to develop more green spaces.

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Other culture indicators

Number of employees in FTEs	Asia 2009	2010	2011	Europe 2009	2010	2011
Number of payroll employees	1,291	1,538	1,676	3,800	4,202	4,730
Female (%)	13	12	13	10	10	11
Male (%)	87	88	87	90	90	89
Number of temporary employees	21	11	19	1,026	1,873	1,793
Female (%)	42	46	58	8	8	8
Male (%)	58	54	42	92	92	92
Total payroll & temporary	1,312	1,549	1,695	4,826	6,075	6,523

Number of employees in FTEs	USA 2009	2010	2011	Total 2009	2010	2011
Number of payroll employees	1,457	1,444	1,550	6,548	7,184	7,955
Female (%)	12	8	11	11	10	11
Male (%)	88	92	89	89	90	89
Number of temporary employees	89	171	123	1,136	2,055	1,935
Female (%)	7	7	8	8	8	9
Male (%)	93	93	92	92	92	91
Total payroll & temporary	1,546	1,615	1,672	7,684	9,239	9,890

Age group payroll employees in FTEs	Asia 2009	2010	2011	Europe 2009	2010	2011
< 30	282	408	399	371	357	464
30-50	982	1,095	1,235	2,980	3,294	3,595
>50	27	35	41	449	551	671
Total	1,291	1,538	1,676	3,800	4,202	4,730

Age group payroll employees in FTEs	USA 2009	2010	2011	Total 2009	2010	2011
< 30	90	90	97	743	855	960
30-50	883	855	884	4,846	5,244	5,715
>50	485	499	569	960	1,085	1,281
Total	1,457	1,444	1,550	6,548	7,184	7,955

Full-time & part-time payroll employees in FTEs	Asia 2009	2010	2011	Europe 2009	2010	2011
Full-time [1]	1,291	1,529	1,675	3,392	3,673	4,197
Female (%)	13	13	13	7	7	7
Male (%)	87	87	87	93	93	93
Part-time	—	9	1	408	529	533
Female (%)	—	93	67	35	32	36
Male(%)	—	7	33	65	68	64

Full-time & part-time payroll employees in FTEs	USA 2009	2010	2011	Total 2009	2010	2011
Full-time [1]	1,453	1,427	1,547	6,136	6,628	7,419
Female (%)	12	11	11	9	9	9
Male (%)	88	89	89	91	91	91
Part-time	4	17	3	412	554	537
Female (%)	45	9	63	35	31	37
Male(%)	55	91	38	65	69	63

1	Full-time means working for 100% according to local ASML policies. Working for less than 100% is considered part-time

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ASML’s employee attrition in heads[1]	Asia 2009	2010	2011	Europe 2009	2010	2011
Non-voluntary	62	19	19	121	37	28
Voluntary	70	125	117	58	57	71
Total	132	144	136	179	94	99
Gender
Female	22	17	21	36	14	19
Male	110	127	115	143	80	80
Age group
< 30	46	56	53	25	15	20
30-50	84	85	80	132	67	66
>50	2	3	3	22	12	13
Total	132	144	136	179	94	99

ASML’s employee attrition in heads[1]	USA 2009	2010	2011	Total 2009	2010	2011
Non-voluntary	217	83	21	400	139	68
Voluntary	26	57	67	154	239	255
Total	243	140	88	554	378	323
Gender
Female	44	25	9	102	56	49
Male	199	115	79	452	322	274
Age group
< 30	15	11	14	86	82	87
30-50	144	68	58	360	220	204
>50	84	61	16	108	76	32
Total	243	140	88	554	378	323

1	The registration system of employee attrition was improved in 2011, which resulted in small changes in the figures reported in previous years (2009 - 2010).

New hires payroll employees in heads	Asia 2009	2010	2011	Europe 2009	2010	2011
Total number of new hires	46	399	291	119	505	648
Rate of new hires (%)	3.6	30.9	22.5	3.0	11.6	13.3
Gender
Female	16	45	42	18	83	89
Male	30	354	249	101	422	559
Age group
< 30	13	221	151	46	131	221
30-50	32	174	138	69	343	382
>50	1	4	2	4	31	45

New hires payroll employees in heads	USA 2009	2010	2011	Total 2009	2010	2011
Total number of new hires	22	126	168	187	1,030	1,107
Rate of new hires (%)	1.5	8.7	10.8	2.2	11	10.9
Gender
Female	2	13	24	36	141	155
Male	20	113	144	151	889	952
Age group
< 30	3	22	30	62	374	402
30-50	15	62	92	116	579	612
>50	4	42	46	9	77	93

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New hires payroll employees in heads	Asia 2009	2010	2011	Europe 2009	2010	2011
Total number of new hires leaving employment during the reporting period	1	15	14	2	1	5
Gender
Female		3	4
Male	1	12	10	2	1	5
Age group
< 30		11	6	1		3
30-50	1	4	8	1	1	2
>50

New hires payroll employees in heads	USA 2009	2010	2011	Total 2009	2010	2011
Total number of new hires leaving employment during the reporting period		1	7	3	17	26
Gender
Female			1	-	3	5
Male		1	6	3	14	21
Age group
< 30				1	11	9
30-50		1	7	2	6	17
>50

New hires temporary employees in heads	Asia 2009	2010	2011	Europe 2009	2010	2011
Total number of new hires	7	12	13	438	1,299	761
Rate of new hires (%)	32	100	68	41	68	41
Gender
Female	7	10	7	55	134	102
Male		2	6	383	1,165	659

New hires temporary employees in heads	USA 2009	2010	2011	Total 2009	2010	2011
Total number of new hires	74	186	97	519	1,497	871
Rate of new hires (%)	82	104	78	6	16	9
Gender
Female	6	18	7	68	162	116
Male	68	168	90	451	1,335	755

New hires temporary employees in heads	Asia 2009	2010	2011	Europe 2009	2010	2011
Total number of new hires leaving employment during the reporting period		3	5	37	93	82
Gender
Female		3	5	9	14	17
Male				28	79	65

New hires temporary employees in heads	USA 2009	2010	2011	Total 2009	2010	2011
Total number of new hires leaving employment during the reporting period	5	36	28	42	132	115
Gender
Female	1	5	1	10	22	23
Male	4	31	27	32	110	92

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Parental leave in heads	2009 Female	Male	Total	2010 Female	Male	Total	2011 Female	Male	Total
Number of employees that took parental leave	31	103	134	42	134	176	56	107	163
Number of employees that returned to work after parental leave	19	72	91	23	50	73	27	66	93

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Assurance statement

We have been engaged by ASML to provide external assurance on its Sustainability Report 2011 (further referred to as ‘the Report’). The content of the Report and the identification of material issues are the responsibility of ASML management. Our assurance statement provides readers of the Report with an independent opinion on the integrity of information, based on our review of the Report and underlying systems and evidence.

Scope and Objectives

Our engagement was designed to provide moderate assurance on whether the information in the Report fairly presents ASML’s efforts and performance in the reporting year 2011. Therefore, our assurance activities are aimed at determining the plausibility of information disclosed by ASML in the Report, and are less extensive than those for a high level of assurance; evidence gathering is focused at corporate level and limited sampling at lower levels of the organization.

Assurance methods and principles of auditing

We apply a structured evidence-based verification process based on international assurance standards like AA1000AS and Standard 3410N of the Royal Dutch Institute of Register Accountants, and we have ensured we cover the key qualities for external assurance described in Sustainability Reporting Guideline GRI-G3.1 of the Global Reporting Initiative. Our activities are detailed below.

ASML applies its own sustainability reporting criteria, based on the GRI-G3.1 guidelines. We reviewed the ASML Report against these criteria, and the reporting principles and performance indicator definitions presented in the Report. We ensured that our assurance team possesses the required competences to understand and review the Report, and adhered to the principles of auditing regarding ethical conduct, professional integrity, and independence.

Work undertaken

To come to our conclusions we performed the following activities:

•	Performing a media analysis to obtain information on relevant issues for ASML raised by stakeholders in the reporting period.

•	Corporate level review of systems, processes and internal controls for collection and aggregation of quantitative and qualitative information in the Report.

•	Reviewing progress against recommendations made during our visit to the Wilton facility last year.

•

Reviewing several drafts of the Report to assess whether relevant text claims in the Report are supported by underlying evidence. We interviewed corporate staff and reviewed documentation, such as reports and minutes of meetings. We performed a consistency check to ensure that the final version of The Report reflects our findings.

Conclusion

Based on our work undertaken we conclude that the information in the ASML Report provides a fair presentation of ASML’s sustainability efforts and performance in the reporting year 2011.

Observations and recommendations

Without affecting the conclusion presented above, we would like to address the following commentary:

Sustainability management:

ASML appointed domain owners to have a focal point in the business and action plans have been drafted. To drive performance we recommend ASML formalizing responsibilities of the domain owners, implementing concrete action plans, and actively engaging relevant stakeholders in all domains.

Reporting content and approach:

Using a more structured sustainability reporting approach improved the efficiency of the report drafting process as well as the content and balance of the report itself. We recommend that ASML continues improving the quality of data throughout the group and secures the data reliability and integrity through independent internal controls. We also suggested providing further details in the next report about the status and outcomes of ASML’s sustainability action plans to demonstrate progress against the 2015 targets set by ASML.

Gijsbert Appels

Director and Lead verifier

Sustainable-Business

The Hague, March 14, 2012

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Reporting principles

In this Sustainability Report, ASML provides an overview of its policies, programs and improvement projects in 2011. The report covers ASML’s activities from January 1, 2011 to December 31, 2011. This report as a whole is available in digital format on www.asml.com.

This report is ASML’s seventh annual Sustainability Report. The previous report was published on March 28, 2011. This report covers the most material parts of our entire organization, based on the GRI G3 guidelines. No significant changes were made to the reporting structure and process relative to 2010. This report includes restatements of some indicators disclosed in the 2010 report due to changes in measurement methods. Details supporting these restatements are documented in the applicable paragraphs and/or footnotes.

The data disclosed in this report is derived from different sources. The figures that have been adopted from the annual report have been audited in a separate process for financial results. ASML’s operational environmental data is measured by external experts, reported to ASML and then consolidated by an internal management system. The scope of the environmental data is limited to our manufacturing locations and excludes our field offices as these have been assessed as immaterial regarding environmental impact. Our Human Resources department uses SAP for its data collection. Product-related environmental data is retrieved from internal design documents and specifications, reflecting the current technology status and roadmaps.

In the interest of brevity, selected disclosures appear in the GRI table included in this report.

ASML has requested Sustainable-Business to provide assurance on this Sustainability Report, which independent report can be found in the ‘Assurance statement’ chapter of this report. In defining the report content, ASML has elected to describe all core and additional indicators of the GRI that are material, and on which ASML exercises direct control or significant influence. Topics of the highest priority are based mainly on stakeholder requirements and business priorities and have been reviewed and decided by the Sustainability Board of ASML. These topics are listed in the chapter ‘Sustainability strategy and management’. Based on the Application Level system of GRI G3.1 and the reported content, ASML’s self-assessment of the application level of the G3.1 guidelines for this Sustainability Report is A+ (same as last year). Nevertheless, ASML understands that there is always room for improvement in relation to disclosure of stakeholder engagement, management approach and progress on projects and actions.

The worldwide activities of the ASML organization are covered by an ISO 14001 environmental management system. Furthermore, the entire organization is ISO 9001 certified, which assures that ASML’s primary and support processes meet strict quality standards. In preparing the data, ASML made estimates and assumptions, so actual figures may differ from estimates.

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GRI table

Strategy and analysis

Strategy and analysis
1.1	Statement from the most senior decision-maker of the organization.	Message from the CEO

1.2	Description of key impacts, risks, and opportunities.	Sustainability trends and Risk management; 2011 Annual Report on Form-20F and the 2011 Statutory Annual Report

Organizational profile

Organizational profile
2.1	Name of the organization.	About ASML; 2011 Annual Report on Form-20F and the 2011 Statutory Annual Report

2.2	Primary brands, products, and/or services.	About ASML; 2011 Annual Report on Form-20F and the 2011 Statutory Annual Report

2.3	Operational structure of the organization, including main divisions, operating companies, subsidiaries and joint ventures.	About ASML; 2011 Annual Report on Form-20F and the 2011 Statutory Annual Report

2.4	Location of organization’s headquarters.	About ASML; 2011 Annual Report on Form-20F and the 2011 Statutory Annual Report

2.5	Number of countries where the organization operates, and names of countries with either major operations or that are specifically relevant to the sustainability issues covered in the report.	About ASML; 2011 Annual Report on Form-20F and the 2011 Statutory Annual Report

2.6	Nature of ownership and legal form.	About ASML; 2011 Annual Report on Form-20F and the 2011 Statutory Annual Report

2.7	Markets served (including geographic breakdown, sectors served, and types of customers/beneficiaries).	About ASML; 2011 Annual Report on Form-20F and the 2011 Statutory Annual Report

2.8	Scale of the reporting organization.	About ASML; 2011 Annual Report on Form-20F and the 2011 Statutory Annual Report
The R&D investment figures reported in the Sustainability Report 2010 (for the years 2008-2010) also included subsidies and other governmental credits.

2.9	Significant changes during the reporting period regarding size, structure or ownership.	About ASML; 2011 Annual Report on Form-20F and the 2011 Statutory Annual Report

2.10	Awards received in the reporting period.	Throughout the report

Report parameters

Report parameters
3.1	Reporting period (e.g. fiscal/calendar year) for information provided.	Reporting principles

3.2	Date of most recent previous report (if any).	Reporting principles

3.3	Reporting cycle (annual, biennial, etc.)	Reporting principles

3.4	Contact point for questions regarding the report or its contents.	ASML contact information

3.5	Process for defining report content.	Reporting principles

3.6	Boundary of the report (e.g. countries, divisions, subsidiaries, leased facilities, joint ventures, suppliers). See GRI Boundary Protocol for further guidance.	Reporting principles

3.7	State any specific limitations on the scope or boundary of the report (see completeness principle for explanation of scope).	GRI Table; Reporting principles

3.8	Basis for reporting on joint ventures, subsidiaries, leased facilities, outsourced operations, and other entities that can significantly affect comparability from period to period and/or between organizations.	ASML does not participate in any joint ventures

3.9	Data measurement techniques and the bases of calculations, including assumptions and techniques underlying estimations applied to the compilation of the Indicators and other information in the report. Explain any decisions not to apply, or to substantially diverge from, the GRI Indicator Protocols.	Throughout the report

3.10	Explanation of the effect of any re-statements of information provided in earlier reports, and the reasons for such re-statement (e.g. mergers/acquisitions, change of base years/periods, nature of business, measurement methods).	See footnotes in the relevant text

3.11	Significant changes from previous reporting periods in the scope, boundary, or measurement methods applied in the report.	See footnotes in the relevant text

3.12	Table identifying the location of the Standard Disclosures in the report.	GRI table

3.13	Policy and current practice with regard to seeking external assurance for the report.	Reporting principles

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Governance, commitments and engagement

Governance, commitments and engagement
4.1	Governance structure of the organization, including committees under the highest governance body responsible for specific tasks, such as setting strategy or organizational oversight.	How we manage our sustainability strategy; 2011 Annual Report on Form-20F and the 2011 Statutory Annual Report

4.2	Indicate whether the chair of the highest governance body is also an executive officer.	How we manage our sustainability strategy; 2011 Annual Report on Form-20F and the 2011 Statutory Annual Report

4.3	For organizations that have a unitary board structure, state the number and gender of members of the highest governance body that are independent and/or non-executive members.	Other indicators; 2011 Annual Report on Form-20F and the 2011 Statutory Annual Report

4.4	Mechanisms for shareholders and employees to provide recommendations or direction to the highest governance body.	2011 Annual Report on Form-20F and the 2011 Statutory Annual Report; Remuneration Report

4.5	Linkage between compensation for members of the highest governance body, senior managers, and executives (including departure arrangements), and the organization’s performance (including social and environmental performance).	2012 Annual Report on Form-20F and the 2011 Statutory Annual Report; Remuneration Report

4.6	Processes in place for the highest governance body to ensure conflicts of interest are avoided.	Rules of Procedure Supervisory Board

4.7	Process for determining the composition, qualifications, and expertise of the members of the highest governance body and its committees, including any consideration of gender and other indicators of diversity.	Rules of Procedure Supervisory Board

4.8	Internally developed statements of mission or values, codes of conduct, and principles relevant to economic, environmental, and social performance and the status of their implementation.	Sustainable culture chapter, section Code of Conduct

4.9	Procedures of the highest governance body for overseeing the organization’s identification and management of economic, environmental, and social performance, including relevant risks and opportunities, and adherence or compliance with internationally agreed standards, codes of conduct, and principles.	How we manage our sustainability strategy; Rules of Procedure Supervisory Board

4.10	Processes for evaluating the highest governance body’s own performance, particularly with respect to economic, environmental and social performance.	Rules of Procedure Supervisory Board

4.11	Explanation of whether and how the precautionary approach or principle is addressed by the organization.	Risk management; 2011 Annual Report on Form-20F and the 2011 Statutory Annual Report

4.12	Externally developed economic, environmental and social charters, principles, or other initiatives to which the organization subscribes or endorses.	Sustainable products, section Product safety; Sustainable value chain, section Working with our suppliers

4.13	Memberships in associations (such as industry associations) and/ or national/international advocacy organizations in which the organization: * Has positions in governance bodies; * Participates in projects or committees; * Provides substantive funding beyond routine membership dues; or * Views membership as strategic.	Sustainable products, section Product safety; Sustainable value chain, section Working with our suppliers

4.14	List of stakeholder groups engaged by the organization.	Stakeholder engagement

4.15	Basis for identification and selection of stakeholders with whom to engage.	Stakeholder engagement

4.16	Approaches to stakeholder engagement, including frequency of engagement by type and by stakeholder group.	Stakeholder engagement

4.17	Key topics and concerns that have been raised through stakeholder engagement, and how the organization has responded to those key topics and concerns, including through its reporting.	Stakeholder engagement

Economic

Economic performance
EC1	Direct economic value generated and distributed, including revenues, operating costs, employee compensation, donations and other community investments, retained earnings, and payments to capital providers and governments.	Donations and other community investments: How we manage our sustainability strategy, table Key Performance Indicators; Sustainable culture, sections ASML Foundation and Community investment
With respect to the direct economic value indicators: revenues, operating costs, employee compensation, retained earnings and payments to capital providers and governments, we would like to refer to the 2011 Annual Report on Form-20F and the 2011 Statutory Annual Report.

EC2	Financial implications and other risks and opportunities for the organization’s activities due to climate change.	Risk management

EC3	Coverage of the organization’s defined benefit plan obligations.	2011 Annual Report on Form-20F and the 2011 Statutory Annual Report

EC4	Significant financial assistance received from government.	For details about our tax rates and financial assistance received from the government, we would like to refer to the 2011 Annual Report on Form-20F and the 2011 Statutory Annual Report.

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Market presence
EC6	Policy, practices, and proportion of spending on locally-based suppliers at significant locations of operation.	Working with our suppliers
EC7	Procedures for local hiring and proportion of senior management hired from the local community at significant locations of operation.	Our recruitment process is designed to acquire, develop and retain the best talent and skills regardless of their descent. Our people are recruited from all over the world not limited to local communities. Nevertheless a majority of our senior management are local hires.

Indirect economic impacts
EC8	Development and impact of infrastructure investments and services provided primarily for public benefit through commercial, in-kind, or pro bono engagement.	Community involvement strategy, stakeholder dialogue to identify community needs and specific projects performed in 2011 (e.g. education projects) are presented in Sustainable culture, sections Community involvement and Educational activities

Environmental

Materials
EN1	Materials used by weight or volume.

Our systems are not designed to calculate the direct and non-

renewable materials in accordance with EN 1. We would also like to refer to our ASML 2011 Product Catalog (on the website and available to our customers) for further details about the process flow and technical specifications of our products.

EN2	Percentage of materials used that are recycled input materials.	Given the complexity, the limited amount of shipped systems (approx. 200 per year) and the limited size of the consumable products, the calculation of the recycled input materials is considered not to be material.

Energy
EN3	Direct energy consumption by primary energy source.	Towards a smaller energy and CO2 footprint
EN4	Indirect energy consumption by primary source.	Towards a smaller energy and CO2 footprint

Water
EN8	Total water withdrawal by source.	Reducing our use of water

Biodiversity
EN11	Location and size of land owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas.	Dealing with other environmental issues
EN12	Description of significant impacts of activities, products, and services on biodiversity in protected areas and areas of high biodiversity value outside protected areas.	Dealing with other environmental issues

Emissions, effluents and waste
EN16	Total direct and indirect greenhouse gas emissions by weight.	Dealing with other environmental issues
EN17	Other relevant indirect greenhouse gas emissions by weight.	Dealing with other environmental issues
EN19	Emissions of ozone-depleting substances by weight.	Dealing with other environmental issues
EN20	NOx, SOx, and other significant air emissions by type and weight.	Dealing with other environmental issues
EN21	Total water discharge by quality and destination.	Reducing our use of water
EN22	Total weight of waste by type and disposal method.	Reducing more of our waste
EN23	Total number and volume of significant spills.	Dealing with other environmental issues

Products and services
EN26	Initiatives to mitigate environmental impacts of products and services, and extent of impact mitigation.	Sustainable products, sections Enabling the production of energy- efficient chips and Increasing productivity, shrink and yield

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Compliance
EN28	Monetary value of significant fines and total number of non- monetary sanctions for non-compliance with environmental laws and regulations.	Dealing with other environmental issues

Social

Employment
LA1	Total workforce by employment type, employment contract, and region, broken down by gender.	See tables in Sustainable culture, section Flexible workforce and Other culture indicators
LA2	Total number and rate of new employee hires and employee turnover by age group, gender, and region.

See tables in Other culture indicators

Age groups are reported only for payroll employees due to country specific laws, according to which, in some countries, ASML is not allowed to store birth dates for temporary employees

LA15	Return to work and retention rates after parental leave, by gender.	See table in Other Culture indicators

Labor/management relations
LA4	Percentage of employees covered by collective bargaining agreements.	ASML has collective labor agreements in place in the Netherlands and Belgium. In Belgium 100% of the local workforce is covered by the agreements. In the Netherlands, 96% of the workforce (excluding the senior management) is covered by the collective agreements
LA5	Minimum notice period(s) regarding significant operational changes, including whether it is specified in collective agreements.	The notice period is in accordance with local laws. In some cases a different notice period can be part of contractual agreements

Occupational health and safety
LA7	Rates of injury, occupational diseases, lost days and absenteeism, and number of work-related fatalities by region and by gender.	LTA (Lost time accidents ratio): Sustainable operations Absenteeism: see Sustainable culture
LA8	Education, training, counseling, prevention, and risk-control programs in place to assist workforce members, their families, or community members regarding serious diseases.	Not applicable

Training and education
LA10	Average hours of training per year per employee by gender and by employee category.	See table Key Performance Indicators in How we manage our sustainability strategy; Sustainable operations, section Environmental, health & safety training; and Sustainable culture, sections Talent management and Code of Conduct

Diversity and equal opportunity
LA13	Composition of governance bodies and breakdown of employees per employee category according to gender, age group, minority group membership, and other indicators of diversity.	See table Composition of governance bodies in Sustainability strategy and management, section How we manage our sustainability strategy; and table Number of nationalities working for ASML in Sustainable culture, section Supporting diversity

Equal remuneration for women and men
LA14	Ratio of basic salary and remuneration of women to men by employee category, by significant locations of operation.	In accordance with our remuneration policy, male and female employees are equally compensated regarding salary, bonuses and shares. Every year, each employee is assessed within ASML on performance (accomplishments versus targets) and competency (demonstrated behavior against a pre-defined set of competencies). The merit increase for the employee is based on these assessment results; there is no relation to gender, nationality, religion, social position, age or any other such consideration in determining this merit increase. The merit (salary) increase budget is set by country, based on salary market developments and affordability.

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Investment and procurement practices
HR1	Percentage and total number of significant investment agreements and contracts that include clauses incorporating human rights concerns, or that have undergone human rights screening.	Working with our suppliers
HR2	Percentage of significant suppliers, contractors and other business partners that have undergone human rights screening and actions taken.	Working with our suppliers
HR3	Total hours of employee training on policies and procedures concerning aspects of human rights that are relevant to operations, including the percentage of employees trained.	Sustainable culture, section Code of Conduct

Non-discrimination
HR4	Total number of incidents of discrimination and corrective actions taken.	Sustainable culture, sections Code of Conduct, Code of Conduct awareness and Code of Conduct complaints A global program to raise employee awareness of the updated Code of Conduct and the Business Principles was initiated in 2011 and the roll out will continue in 2012. ASML also released in September 2011, a new procedure for reporting issues with respect to the Code of Conduct, including complaints of a financial nature (Whistleblower’s Policy). Since the introduction of the new reporting procedure, three formal complaints were received in 2011 (two of them have been settled and one is still under investigation). None of the complaints is related to an incident of discrimination

Freedom of association and collective bargaining
HR5	Operations and significant suppliers identified in which the right to exercise freedom of association and collective bargaining may be violated or at significant risk, and actions taken to support these rights.	Working with our suppliers, as part of the EICC approach

Child labor
HR6	Operations and significant suppliers identified as having significant risk for incidents of child labor, and measures taken to contribute to the effective abolition of child labor.	Working with our suppliers, as part of the EICC approach

Forced and compulsory labor
HR7	Operations and significant suppliers identified as having significant risk for incidents of forced or compulsory labor, and measures to contribute to the elimination of all forms of forced or compulsory labor.	Working with our suppliers, as part of the EICC approach

Assessment
HR10	Percentage and total number of operations that have been subject to human rights reviews and/or impact assessments.	See section Code of Conduct The topic of human rights is embedded in the ASML Business Principles and Code of Conduct and it is also covered by the EICC Code of Conduct (for more details about EICC see Sustainable value chain). The ASML Business Principles apply to all operations and employees of ASML

Remediation
HR11	Number of grievances related to human rights filed, addressed and resolved through formal grievance mechanisms.	Sustainable culture, sections Code of Conduct, Code of Conduct awareness and Code of Conduct complaints A global program to raise employee awareness of the updated Code of Conduct and the Business Principles was initiated in 2011 and the roll out will continue in 2012. ASML also released in September 2011 a new procedure for reporting issues with respect to the Code of Conduct, including complaints of a financial nature (Whistleblower’s Policy). Since the introduction of the new reporting procedure, three formal complaints were received in 2011 (two of them have been settled and one is still under investigation). None of the complaints is related to human rights

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Local communities
SO1	Percentage of operations with implemented local community engagement, impact assessments, and development programs.	Information related to this indicator presented in Sustainable strategy and management, section Stakeholder engagement; and Sustainable culture, section Community involvement. Percentage not reported
SO9	Operations with significant potential or actual negative impacts on local communities.	Sustainable strategy and management, section Risk management; and Sustainable operations, sections Biodiversity, Environmental incidents, Dealing with other regulated environmental issues
SO10	Prevention and mitigation measures implemented in operations with significant potential or actual negative impacts on local communities.	Related to SO 9

Corruption
SO2	Percentage and total number of business units analyzed for risks related to corruption.	Sustainable culture, section Code of Conduct ASML also has an anti-trust policy in place and employees can find information on the ASML Legal department’s intranet site. In addition, explanatory guidelines referring to competition/anti-trust can be found on ASML’s Ethics & Compliance intranet page
SO3	Percentage of employees trained in organization’s anti-corruption policies and procedures.	Sustainable culture, section Code of Conduct
ASML also has an anti-trust policy in place and employees can find information on the ASML Legal department’s intranet site. In addition, explanatory guidelines referring to competition/anti-trust can be found on ASML’s Ethics & Compliance intranet page
SO4	Actions taken in response to incidents of corruption.	In 2011, there were no legal cases regarding corrupt practices brought against ASML or its employees

Public policy
SO5	Public policy positions and participation in public policy development and lobbying.	Sustainable products, section Leading in innovation

Compliance
SO8	Monetary value of significant fines and total number of non- monetary sanctions for non-compliance with laws and regulations.	We have no significant fines or sanctions for non-compliance with laws and regulations. See also Sustainable operations, section Dealing with other environmental issues

Customer health and safety
PR1	Life cycle stages in which health and safety impacts of products and services are assessed for improvement, and percentage of significant products and services categories subject to such procedures.	Sustainable products, section Product safety

Product and service labelling
PR3	Type of product and service information required by procedures, and percentage of significant products and services subject to such information requirements.

See Sustainable products, section Product safety and Sustainable operations, section Chemicals and hazardous materials

The percentage of significant product and service categories that comply with ASML’s information requirements is not relevant as all products and services have to be compliant (zero tolerance)

Marketing communications
PR6	Programs for adherence to laws, standards, and voluntary codes related to marketing communications, including advertising, promotion, and sponsorship.	Please refer to ASML’s Code of Conduct and Business Principles (also see Sustainable culture, section Code of Conduct). ASML does not sell any products that are banned in certain countries

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Compliance
PR9	Monetary value of significant fines for non-compliance with laws and regulations concerning the provision and use of products and services.	There were no significant fines paid or sanctions applied against ASML with respect to non-compliance with laws and regulations concerning the provision and use of products and services.

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ASML contact information

Corporate headquarters

De Run 6501

5504 DR Veldhoven

The Netherlands

Mailing address

P.O. Box 324

5500 AH Veldhoven

The Netherlands

Corporate Communications

Tel: +31 40 268 4941

Fax: +31 40 268 3655

E-mail: corpcom@asml.com

Investor Relations

Tel: +31 40 268 3938

E-mail: investor.relations@asml.com

For more information, visit our website:

www.asml.com

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